  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998

                                                       REGISTRATION NO. 33-62895
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------


                                POST-EFFECTIVE
                              AMENDMENT NO. 2 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

      MASSACHUSETTS                  6311                    04-2664016
     (STATE OR OTHER           (PRIMARY STANDARD         (I. R. S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02117
                                 (617) 572-4390
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                           SANDRA M. DADALT, ESQUIRE
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                               JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
           (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       CROSS REFERENCE SHEET PURSUANT TO
                          REGULATION S--K, ITEM 501(B)

            FORM S--1 ITEM NUMBER AND CAPTION HEADING IN PROSPECTUS

  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.............    Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus......................................    Inside Front Cover
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges.................    Description of Contracts; Financial Statements;
                                                               Summary Information
  4.  Use of Proceeds....................................    Investments by JHVLICO
  5.  Determination of Offering Price....................    Not Applicable
  6.  Dilution...........................................    Not Applicable
  7.  Selling Security Holders...........................    Not Applicable
  8.  Plan of Distribution...............................    Distribution of Contracts
  9.  Description of Securities to be Registered.........    Description of Contracts
 10.  Interests and Named Experts and Counsel............    Not Applicable
 11.  Information with Respect to the Registrant.........    The Company; Executive Officers and Directors;
                                                               Executive Compensation; Financial Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.....    Not Applicable

PROSPECTUS

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                     MODIFIED GUARANTEED ANNUITY CONTRACTS

                             200 CLARENDON STREET
                             BOSTON, MASSACHUSETTS
                                     02117

  This Prospectus describes certain deferred annuity Contracts offered by John Hancock Variable Life Insurance Company ("JHVLICO"). The Contracts, issued on a group basis or as individual contracts, are designed to provide retirement benefits for eligible individuals. With respect to a Contract issued on a group basis, eligible individuals include persons who have established accounts with certain broker-dealers and other financial institutions that have entered into a distribution agreement to offer interests in the Contracts, and members of other eligible groups. (See "Distribution of the Contracts," page 13.) Contracts issued on an individual basis are offered in certain states.

  An interest in a group Contract will be separately accounted for by the issuance of a Certificate evidencing the individual Participant's interest under the Contract. An interest in an individual Contract is evidenced by the issuance of an individual Contract. The Certificate and individual Contract are hereinafter referred to as the "Contract."

  A minimum single premium payment of at least $5,000 must accompany the application for a Contract. JHVLICO reserves the right to limit the maximum single premium payment amount. No additional payment is permitted on a Contract, although eligible individuals may purchase more than one Contract if JHVLICO then is still offering the Contracts for sale. (See "The Application Process," page 5.) Individuals interested in purchasing additional Contracts may obtain a current copy of this prospectus containing, if appropriate, updated financial and other information about JHVLICO. Prospectuses may be obtained by writing to Life and Annuity Services at the above address.

  Premium payments become part of the general assets of JHVLICO.

                              ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

  MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                              ------------------

               The date of this Prospectus is May 1, 1998.

                        PUBLICLY-AVAILABLE INFORMATION

  JHVLICO is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N. W., Washington, D. C.

  JHVLICO intends to deliver to holders of outstanding Contracts annual account statements and such other periodic reports as may be required by law, but it is not anticipated that any such reports will include periodic financial statements or information concerning JHVLICO.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY INFORMATION.......................................................    1
SPECIAL TERMS.............................................................    3
DESCRIPTION OF CONTRACTS..................................................    5
 The Application Process..................................................    5
 Accumulation Period......................................................    5
 Guarantee Periods........................................................    5
 Guarantee Rates and Current Rates........................................    7
 Guarantee Period Exchange Option.........................................    7
 Surrenders and Withdrawals...............................................    8
 Market Value Adjustment..................................................    9
 Systematic Withdrawals...................................................    9
 Premium Taxes............................................................   10
 Death Benefit............................................................   10
 Payment Upon Surrender...................................................   10
 Annuity Period...........................................................   11
 Date of Maturity and Form of Annuity.....................................   11
 Annuity Options..........................................................   11
 Other Conditions.........................................................   12
INVESTMENTS ..............................................................   12
PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES.........................   13
AMENDMENT OF THE CONTRACTS................................................   13
DISTRIBUTION OF THE CONTRACTS.............................................   13
FEDERAL INCOME TAXES......................................................   14
THE COMPANY ..............................................................   16
 Business of JHVLICO......................................................   16
 Selected Financial Data..................................................   16
 Management's Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................   17
 Competition..............................................................   22
 Employees and Facilities.................................................   22
 Transactions with JHMLICO................................................   23
 Regulation...............................................................   23
 Directors and Executive Officers.........................................   24
 Executive Compensation...................................................   25
REGISTRATION STATEMENT....................................................   25
EXPERTS...................................................................   25
APPENDIX A: MARKET VALUE ADJUSTMENT.......................................   26
FINANCIAL STATEMENTS......................................................  F-1

                              SUMMARY INFORMATION

  Upon application or purchase order, an initial Guarantee Period is selected by the Participant from among those then offered by JHVLICO. (See "Guarantee Periods," page 5, and "Guarantee Rates and Current Rates," page 7.) At the time of this Prospectus, JHVLICO offers initial and subsequent Guarantee Periods of 3, 5, 6, 7, 8, 9, and 10 years. JHVLICO reserves the right to change the duration of the Guarantee Periods offered for any initial or subsequent Guarantee Period. The premium payment (less withdrawals and any applicable premium taxes and contract fees) will earn interest at the Initial Guarantee Rate for the Guarantee Period chosen. The Initial Guarantee Rate is an effective annual rate reflecting the daily compounding of interest.

  At the end of each Guarantee Period, a subsequent Guarantee Period of the same duration will begin unless, (a) within the 30 day period prior to the end of such Guarantee Period, a different duration is elected by the Participant from among those offered by JHVLICO at that time or (b) the annuity payments begin or the Contract is surrendered at that time. Without JHVLICO's prior approval, subsequent Guarantee Periods may not extend beyond the Annuitant's 85th birthday.

  The Accumulated Value as of the first day of each subsequent Guarantee Period will earn interest at the Subsequent Guarantee Rate for the Guarantee Period chosen. JHVLICO'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEE RATES TO BE DECLARED. JHVLICO CANNOT PREDICT NOR CAN JHVLICO GUARANTEE FUTURE GUARANTEE RATES. (See "Guarantee Periods," page 5, and "Guarantee Rates and Current Rates," page 7.)

  Subject to certain restrictions, withdrawals and surrenders are permitted. However, prior to payment of the surrender or withdrawal, such withdrawals and surrenders made prior to the end of a Guarantee Period may be subject to an early withdrawal charge and/or a Market Value Adjustment. Except as described below, the early withdrawal charge will be deducted from any such withdrawal or surrender made before the end of the seventh Contract Year. The early withdrawal charge will be equal to seven percent of the amount withdrawn or surrendered, in excess of the Free Withdrawal Value, in the first Contract Year, and will be reduced by one percentage point for each of the next six Contract Years. FOR A SURRENDER MADE AT THE END OF A GUARANTEE PERIOD, NO EARLY WITHDRAWAL CHARGE OR MARKET VALUE ADJUSTMENT WILL BE APPLIED, PROVIDED THAT A REQUEST IN WRITING FOR SURRENDER AT THE END OF THE GUARANTEE PERIOD IS RECEIVED BY JHVLICO WITHIN THE 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD.

  No early withdrawal charge will be applicable if the Accumulated Value is used to purchase an annuity on the Date of Maturity. A Market Value Adjustment, however, will be applied if the Date of Maturity is not at the end of a Guarantee Period. To elect an Annuity Option the Participant must notify JHVLICO at least 30 days before the Date of Maturity.

  If the Participant so requests In Writing, JHVLICO will, for each Contract Year, send the Participant an amount (the Free Withdrawal Value) totaling 10% of the Accumulated Value calculated as of the first day of the Contract Year. No early withdrawal charge or Market Value Adjustment will be imposed on such amount. Any such distribution is deemed a withdrawal, however, and, as such, may be subject to tax. (See "Surrenders and Withdrawals," page 8, and "Federal Income Taxes," page 14.)

  The Market Value Adjustment reflects the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time the surrender or withdrawal is requested and the then applicable Guarantee Rate for the Contract. Since Current Rates are based in part upon the investment yields available to JHVLICO (see "Investments," page 12), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time a Contract is purchased, the amount received upon a surrender of the Contract may be less than the original premium payment. If such yields should decrease significantly, the amount received upon a surrender may be more than the original premium payment.

  JHVLICO may defer payment of any surrender for a period not exceeding 6 months from the date of JHVLICO's receipt of a written request for surrender. If JHVLICO defers payment on a surrender for more than 30 days, JHVLICO will pay interest on the Surrender Value at a rate equal to the greater of the rate required by state law and the rate declared by JHVLICO. (See "Payment Upon Surrender," page 10.)

  If the Surrender Value or Death Benefit has not been paid prior to the Date of Maturity specified by the Participant or otherwise determined pursuant to the Contract, JHVLICO will make a lump sum payment or start to pay a series of payments based on an Annuity Option on such Date of Maturity. The Annuity Option is selected by the Participant or, if the Participant has not made a selection, is a life annuity with payments guaranteed for 10 years. (See "Annuity Period," page 11.)

  The Contract provides for a Death Benefit. Upon the death of the Annuitant or the Participant before the Date of Maturity, the Death Benefit will be payable to the Beneficiary as determined under the Contract provisions. Written notification and due proof of death at the offices of JHVLICO are required to process the Death Benefit. With regard to Joint Participants, at the death of the first Joint Participant prior to the Date of Maturity, the Beneficiary will be the surviving Participant notwithstanding that the designated Beneficiary may be different.

  The Death Benefit will equal the Accumulated Value as of the date of death. In the event of the Participant's death where the named Beneficiary is the spouse of the Participant and the Annuitant is living, the spouse may elect, in lieu of receiving the Death Benefit, to become the Participant and continue the Contract. (See "Death Benefit," page 10.)

  A deduction will be made for premium taxes for Contracts sold in certain states. Currently such taxes range up to 5% of the Accumulated Value applied to an Annuity Option. Usually premium taxes are deducted from the Accumulated Value of the Contract at the time of annuitization. For exceptions to the normal rule, see "Premium Taxes," page 10.

                                 SPECIAL TERMS

  As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATED VALUE

  During the initial Guarantee Period, Accumulated Value means the premium payment plus earned interest, less any withdrawals and applicable deduction for contract fees and any applicable deductions for premium taxes or similar taxes. During any subsequent Guarantee Period, Accumulated Value is equal to the Accumulated Value as of the last day of the immediately preceding Guarantee Period, including any Market Value Adjustments made under the guarantee period exchange option, plus earned interest, less any withdrawals and applicable deduction for contract fees and any deduction for premium taxes or similar taxes during such subsequent Guarantee Period.

ANNUITANT

  The individual designated as such in the Contract.

BENEFICIARY

  The person entitled to receive benefits per the terms of the Contract in case of the death of the Annuitant or the Participant, or the Joint Participant, as applicable.

CONTRACT YEAR

  For any given Contract, the 12 month period following the Date of Issue and each 12 month period thereafter.

CURRENT RATE

  The applicable interest rate contained in a schedule of rates established by JHVLICO from time to time for various durations.

DATE OF ISSUE

  The effective date of the Certificate issued under the group annuity Contract, or the date of issue of an individual annuity Contract.

DATE OF MATURITY

  The date on which annuity payments are to start, which can be no later than the Annuitant's 85th birthdate without JHVLICO's prior approval.

FREE WITHDRAWAL VALUE

  An amount totaling 10 percent of the Accumulated Value, calculated as of the first day of the Contract Year, reduced by any prior withdrawals made during the Contract Year.

GUARANTEE PERIOD

  The period for which an Initial or Subsequent Guarantee Rate is credited.

GUARANTEE RATE

  The Guarantee Rate refers to either the Initial Guarantee Rate or the Subsequent Guarantee Rate.

INITIAL GUARANTEE RATE

  The rate of interest credited and compounded annually during the initial Guarantee Period.

IN WRITING

  A written form satisfactory to JHVLICO and received at its offices addressed to: Life and Annuity Services, 200 Clarendon Street, P. O. Box 111, Boston, Massachusetts 02117.

PARTICIPANT

  With respect to a Group Contract, Participant refers to a person or persons who has or have been issued a Certificate; with respect to an individual Contract, Participant refers to a person or persons who has or have been issued an individual annuity Contract. Where there are joint Participants, each must join in making any request or election or taking any action pursuant to the Contract.

SUBSEQUENT GUARANTEE RATE

  The rate of interest established by JHVLICO for the applicable subsequent Guarantee Period.

SURRENDER VALUE

  The Accumulated Value of the Contract, less, if applicable, any contract fees, any income taxes withheld, any deduction for premium taxes or similar taxes, and any early withdrawal charge, and adjusted by any then applicable Market Value Adjustment.

WITHDRAWAL

  The amount withdrawn prior to any deductions or adjustments.

                           DESCRIPTION OF CONTRACTS

THE APPLICATION PROCESS

  A prospective Participant must complete an application form or an order to purchase. This application or order must be submitted to JHVLICO for approval along with the premium payment. The minimum premium payment is $5,000. JHVLICO retains the right to limit the amount of the maximum premium payment.

  Contracts are issued within a reasonable time after receipt of the application or order and the premium payment. JHVLICO reserves the right to reject an application or order and, in such case, any premium payment will be returned without interest. Additional premium payments may not be contributed to an existing Contract. However, additional Contracts may be purchased by eligible individuals at the then prevailing Guarantee Rates and terms.

  If the application or order is properly completed and accepted by JHVLICO, the premium payment becomes part of JHVLICO's general assets and is credited to an account established for the Participant. We will confirm the crediting of the premium payment in writing within five business days of receipt of the payment and of a properly completed application or order. Interest on an account will be accrued beginning on the date the premium payment is credited.

  The premium payment will not be applied in the event that an application or an order to purchase is not properly completed. JHVLICO will attempt to contact the Participant in writing or by telephone. JHVLICO will return the premium payment without interest three weeks after receiving it, if the application or an order to purchase has not, by that time, been properly completed.

ACCUMULATION PERIOD

 Guarantee Periods

  In the application or order, the Participant will select the duration of the initial Guarantee Period from among those durations offered by JHVLICO. The duration selected will determine the Initial Guarantee Rate. The premium payment (less withdrawals and any applicable premium taxes and contract fees) will earn interest at the Initial Guarantee Rate, which is an annual effective rate for the Guarantee Period selected reflecting the daily compounding of interest.

  Only one Guarantee Period may be in use under a single Contract at any one time. Set forth below is an illustration of how interest will be credited to the Accumulated Value during each Guarantee Period.

  Note: The following example assumes no withdrawals of any amount during the entire five year period. If the Participant were to make a withdrawal or surrender at any time, taxes and, in some cases, tax penalties, would be payable. (See "Federal Income Taxes," page 14.) Also, if the withdrawal or surrender occurs at any time other than the end of the Guarantee Period, an early withdrawal charge applies, and a Market Value Adjustment may apply. (See "Surrenders and Withdrawals," page 8.) The hypothetical interest rate shown below is illustrative only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given time may be more or less than those shown.

             EXAMPLE OF COMPOUNDING AT THE INITIAL GUARANTEE RATE

         Premium Payment:    $20,000
         Guarantee Period:   7 years
         Guarantee Rate:     6.00% per annum
         (1+Guarantee Rate)  1.06

                      Premium Payment = $20,000.00

Accumulated Value at end of Contract Year 1 = $21,200.00 ($20,000.00 X 1.06)

Accumulated Value at end of Contract Year 2 = $22,472.00 ($21,200.00 X 1.06)

Accumulated Value at end of Contract Year 3 = $23,820.32 ($22,472.00 X 1.06)

Accumulated Value at end of Contract Year 4 = $25,249.54 ($23,820.32 X 1.06)

Accumulated Value at end of Contract Year 5 = $26,764.51 ($25,249.54 X 1.06)

Accumulated Value at end of Contract Year 6 = $28,370.38 ($26,764.51 X 1.06)

Accumulated Value at end of Guarantee Period = $30,072.61

Total Interest Credited in
 Guarantee Period:                           $30,072.61 - $20,000 = $10,072.61
Accumulated Value at end of
 Guarantee Period:                        $20,000.00 + $10,072.61 = $30,072.61
Accumulated Value after 150 days
 from the Contract Date:          $20,000.00 X (1.06) to the power of (150/365) = $20,484.70

  Unless the Participant elects to make a surrender (see "Surrenders and Withdrawals", page 8), a subsequent Guarantee Period generally will commence at the end of a Guarantee Period. Each subsequent Guarantee Period will be the same duration as the previous Guarantee Period (if available), unless the Participant elects, within the 30 day period prior to the end of such Guarantee Period, from among those Guarantee Periods currently being offered by JHVLICO, a new Guarantee Period of a different duration.

  In no event may subsequent Guarantee Periods extend beyond the Annuitant's 85th birthday, or any later date that JHVLICO may have permitted the Participant to elect as a Date of Maturity. For example, if the Annuitant is age 81 upon the expiration of a 5 year Guarantee Period, JHVLICO will provide the subsequent Guarantee Period expiring closest to, without exceeding, the Annuitant's 85th birthday (assuming no such later Date of Maturity has been agreed to), if such subsequent Guarantee Period is available and the Participant has not duly elected a shorter subsequent Guarantee Period. The Accumulated Value will then earn interest at a Subsequent Guarantee Rate declared by JHVLICO for that duration. The Subsequent Guarantee Rate for the Guarantee Period automatically applied in these circumstances may be higher or lower than the Subsequent Guarantee Rate for longer durations. If all subsequent Guarantee Periods available would extend beyond the Annuitant's 85th birthday (or any later Date of Maturity that has been duly elected), the Date of Maturity will automatically become the end of the expiring Guarantee Period. In such case, JHVLICO will provide an annuity payable to the Annuitant beginning on such Date of Maturity for a guaranteed period of 10 years and as long thereafter as the Annuitant lives (or a lump sum payment if the Accumulated Value is insufficient to support an Annuity Option, as described under "Annuity Options," page 11). Also, the Participant may choose to elect any other optional form of payment available.

  The Accumulated Value at the beginning of any subsequent Guarantee Period will be equal to the Accumulated Value at the end of the Guarantee Period just ending, including any Market Value Adjustments made under the guarantee period exchange option. (See "Guarantee Period Exchange Option, page 7".) This Accumulated Value will earn interest at the applicable Subsequent Guarantee Rate, which is an annual effective rate reflecting the daily compounding of interest.

  Within 30 days prior to the end of a Guarantee Period, JHVLICO will notify the Participant of the expiration of such Guarantee Period.

 Guarantee Rates and Current Rates

  The Initial Guarantee Rate for the initial Guarantee Period will be established at the time the Contract is purchased. From time to time, for customers of certain broker-dealers and financial institutions, JHVLICO may credit Guarantee Rates that are higher than those which are otherwise applicable. Otherwise, except as described in the following paragraph, however, the Initial and Subsequent Guarantee Rates that are being offered to Participants or prospective Participants at any given time will be the same with respect to Guarantee Periods of the same durations.

  Prior to the commencement of a subsequent Guarantee Period, a Participant may elect to receive a Subsequent Guarantee Rate that is higher than that which JHVLICO would otherwise provide. This option is, however, not guaranteed and may be terminated at any time by JHVLICO both as to new and as to outstanding Contracts. This option will be available to Participants with Contracts having an Accumulated Value of at least $5,000. This election must be In Writing within 30 days prior to the end of the Participant's expiring Guarantee Period. If the Participant makes such an election for a higher Subsequent Guarantee Rate, the existing Contract must be surrendered, and a new Contract will be issued. In such case, JHVLICO will waive the early withdrawal change under the existing Contract, but the early withdrawal charges under the new Contract will restart and, in accordance with the procedures described under "Early Withdrawal Charge," page 8, will be measured from the Date of Issue of the new Contract. JHVLICO believes an exchange of Contracts will not be taxable for Federal Income Tax purposes. See "Federal Income Taxes--Certain Exchanges."

  JHVLICO's schedule of Current Rates is used to determine the amount of any Market Value Adjustment at any time. If JHVLICO is currently offering a Guarantee Period of a given duration, the Current Rate for that duration will be the same as JHVLICO's basic Guarantee Rates that are then in effect for that duration. For any durations as to which Guarantee Periods are not then being offered, the Current Rate will be established by JHVLICO on a basis consistent with the Current Rates for the Guarantee Periods that are being offered.

  Subject to the discussion in the foregoing paragraphs, JHVLICO will determine Current Rates and Guarantee Rates periodically at its sole discretion. JHVLICO has no specific formula for determining the rate of interest that it will declare as future Current Rates or future Guarantee Rates. The determination of Current Rates and Guarantee Rates will reflect interest rates available on the types of debt instruments in which JHVLICO intends to invest the proceeds attributable to the Contracts. (See "Investments", page 12.) In addition, JHVLICO's management may also consider various other factors in determining Current Rates and Guarantee Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses, general economic trends, and competitive factors. JHVLICO's management will make the final determination as to Current and Guarantee Rates to be declared. JHVLICO cannot predict nor guarantee future Current Rates or future Guarantee Rates.

 Guarantee Period Exchange Option

  Once each Contract Year, the Participant may elect In Writing, from those Guarantee Periods currently offered, a new Guarantee Period of a different duration, provided that the Accumulated Value after such election is at least $4,000. A Market Value Adjustment will be applied to the current Accumulated Value at the time of transfer. There will be no early withdrawal charge for this transfer. However, early withdrawal charges will continue to be measured from the Date of Issue of the original Contract. JHVLICO reserves the right to charge a contract fee of up to $50 for such transfers, but JHVLICO does not impose a contract fee as of the date of this Prospectus.

 Surrenders and Withdrawals

  General

  Surrenders may be made under a Contract at any time. In the case of all surrenders that exceed the Free Withdrawal Value, (except surrenders requested at the end of a Guarantee Period), the Participant will receive the Accumulated Value to date reduced by any applicable early withdrawal charge and adjusted by any applicable Market Value Adjustment.

  Withdrawals may only be made if the withdrawal is at least $500 and the remaining Accumulated Value after the withdrawal has been deducted is at least $4,000. However, a Free Withdrawal Value less than $500 may be withdrawn, but only in its entirety.

  For all withdrawals in excess of the Free Withdrawal Value, except withdrawals requested at the end of a Guarantee Period, the Participant will receive the withdrawal amount requested reduced by any applicable early withdrawal charge and adjusted by any applicable Market Value Adjustment.

  No early withdrawal charges or Market Value Adjustments are applied to surrenders or withdrawals requested at the end of a Guarantee Period if JHVLICO receives the request In Writing within the 30 days preceding such date. The effective date of any withdrawal or surrender, other than one requested at the end of the Guarantee Period, is the date of receipt of the request In Writing for such surrender or withdrawal.

  Any withdrawal or surrender may be subject to tax (See "Federal Income Taxes," page 14) and any unpaid premium taxes.

  JHVLICO will, upon request, inform the Participant of the amount payable upon a surrender or withdrawal.

  Early Withdrawal Charge

  No deduction for a sales charge is made from the premium payment when received. An early withdrawal charge, however, may be deducted from withdrawals or surrenders, in excess of the Free Withdrawal Value, made before the end of the seventh Contract Year. The amount of any early withdrawal charge is computed as a percentage of the amount withdrawn or surrendered prior to the deduction of any other applicable charges or deductions. The chart below indicates the percentage charge applied during the specified Contract Year:

                         YEARS FROM DATE OF ISSUE                     EARLY
                          TO DATE OF WITHDRAWAL                     WITHDRAWAL
                               OR SURRENDER                          CHARGES
                         ------------------------                   ----------
       7 or more................................................... No Charge
       6 but less than 7...........................................     1%
       5 but less than 6...........................................     2%
       4 but less than 5...........................................     3%
       3 but less than 4...........................................     4%
       2 but less than 3...........................................     5%
       1 but less than 2...........................................     6%
       less than 1 year............................................     7%

  No early withdrawal charge will be made for surrenders or withdrawals after Contract Year 7, surrenders or withdrawals effective at the end of a Guarantee Period, or any Free Withdrawal Value. For purposes of the Free Withdrawal Value, withdrawals will be deemed to be taken first from the Free Withdrawal Value, then from the remaining Accumulated Value.

 Market Value Adjustment

  The amount payable on withdrawals or surrenders may be adjusted up or down by the application of the Market Value Adjustment. Where applicable, the Market Value Adjustment is applied to the amount withdrawn or surrendered, net of any early withdrawal charge or other charges or deductions. The Market Value Adjustment will not be applied to any Free Withdrawal Value. For this purpose, withdrawals will be deemed to be taken first from the Free Withdrawal Value, then from the remaining Accumulated Value.

  In the case of either a withdrawal or surrender, any Market Value Adjustment that is applicable will reflect the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time the withdrawal or surrender is requested, and the Guarantee Rate then applicable to the Contract.

  If the Guarantee Rate is higher than the applicable Current Rate, the Market Value Adjustment, if applicable, will generally result in a higher payment upon surrender or withdrawal.

  If the Guarantee Rate is lower than the applicable Current Rate, then the Market Value Adjustment, if applicable, will result in a lower payment upon surrender or withdrawal.

  For example, assume a Participant purchases a Contract and selects an initial Guarantee Period of 7 years and the Guarantee Rate in effect for that duration is 6% per annum. Assume at the end of 2 years the Participant makes a withdrawal. If the 5 year Current Rate is then 5%, the amount payable upon withdrawal will increase after the application of the Market Value Adjustment. On the other hand, if such Current Rate is higher than the Guarantee Rate, for example, 7%, the application of the Market Value Adjustment will cause a decrease in the amount payable to the Participant upon this withdrawal.

  Since Current Rates are based in part upon the investment yields available to JHVLICO (see "Investments" page 12), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time the Contract is purchased and should the early withdrawal charges be taken, the amount received upon a surrender of the Contract could be less than the original premium payment.

  The formula for calculating the Market Value Adjustment is set forth in Appendix A to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

 Systematic Withdrawals

  The Participant may elect In Writing to participate in a systematic withdrawal plan, which enables the Participant to pre-authorize a periodic exercise of the contractual withdrawal rights described above. Participants entering into such a plan instruct JHVLICO to withdraw a percentage or a level dollar amount up to the Free Withdrawal Value from the total Accumulated Value of the Contract on a monthly, quarterly, semi-annual, or annual basis. JHVLICO reserves the right to modify the eligibility rules or other terms and conditions of this program at any time, without advance notice. In addition, JHVLICO reserves the right to terminate the program at any time with appropriate notice to the Participant. The total systematic withdrawal in a Contract Year is limited to 10% of the Accumulated Value of the Contract as of the beginning of the Contract Year. The minimum withdrawal is $100. Systematic withdrawals may be subject to the early withdrawal charge or Market Value Adjustment described above. The systematic withdrawal plan will terminate upon cancellation In Writing by the Participant or in the event that the payment of the amount withdrawn will reduce the Accumulated Value of the Contract to less than $4,000, or the minimum withdrawal amount drops below $100. There may be adverse tax consequences associated with the systematic withdrawal plan. (See "Federal Income Taxes," page 14.)

 Premium Taxes

  Several states and local governments impose a premium or similar tax on annuities. Currently, such taxes range up to 5% of the Accumulated Value applied to an Annuity Option. Ordinarily, any state-imposed premium or similar tax will be deducted from the Accumulated Value of the Contract only at the time of annuitization.

  For Contracts issued in South Dakota, however, JHVLICO pays a tax on the premium payment at the time it is made. At the time of annuitization, death, surrender, or withdrawal, JHVLICO will deduct a charge for these taxes from the Accumulated Value of the Contract or the amount withdrawn or surrendered. Such a charge is equal to the applicable premium tax percentage times the amount of Accumulated Value that is applied to an Annuity Option, surrendered, withdrawn, or remaining at death.

 Death Benefit

  Upon the death of the Annuitant or the Participant before the Date of Maturity, the Death Benefit will be payable to the Beneficiary as determined under the Contract provisions. With regard to Joint Participants, at the first death of a Joint Participant prior to the Date of Maturity, the Death Benefit will be paid to the surviving Participant as Beneficiary notwithstanding that the designated Beneficiary may be different. The Death Benefit is calculated as of the date of death. The Death Benefit will equal the Accumulated Value. No early withdrawal charge or Market Value Adjustment will be imposed, and JHVLICO will pay interest from the date of death to the date of payment as provided in the Contract.

  The Death Benefit may be taken in one sum, to be paid within six months after the date JHVLICO receives due proof of death, or under any of the Annuity Options available under the Contract, provided, however, that if any Participant dies prior to the Date of Maturity, any Annuity Option elected must provide that any amount payable as a Death Benefit will be distributed within 5 years of the date of death, or, if the benefit is payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death. Payment will be made in a single sum in any event if the Death Benefit is less than $5000 or if each periodic payment under the Annuity Option chosen would be less than $50. Notwithstanding the foregoing, in the event of the Participant's death where the designated Beneficiary is the spouse of the Participant and the Annuitant is living, such spouse may elect, in lieu of receiving the Death Benefit, to continue the Contract as the Participant. This does not, however, alter the requirement for an IRA that distributions must begin no later than April 1 of the year following the year in which the deceased Participant would have attained age 70 1/2.

 Payment Upon Surrender

  JHVLICO may defer payment of any surrender for a period not exceeding 6 months from date of its receipt of a request for surrender. Only under highly unusual circumstances will a surrender payment be deferred more than 30 days, and if payment is deferred for more than 30 days, JHVLICO will pay interest on the Surrender Value at a rate equal to the greater of the rate required by state law and the rate declared by JHVLICO. While all circumstances under which JHVLICO could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high surrender rate among Participants, accompanied by a radical shift in interest rates. If payment is withheld for more than 30 days, the

Participant will be notified in writing. JHVLICO will not, however, defer payment for more than 30 days for any surrender which is to be effective at the end of any Guarantee Period.

ANNUITY PERIOD

 Date of Maturity and Form of Annuity

  The Participant may elect, In Writing within the 30 days prior to the Date of Maturity, to have all or a portion of the Surrender Value paid in a lump sum on the Date of Maturity. Alternatively, or with respect to any portion of the Surrender Value not paid in a lump sum, the Participant may elect, In Writing at least 30 days prior to the Date of Maturity, to have the Accumulated Value with a Market Value Adjustment (less applicable premium taxes, if any) applied on the Date of Maturity under any of the Annuity Options described below.

  If the Participant has not duly elected an Annuity Option or lump sum distribution as of the Date of Maturity, the Date of Maturity will be disregarded and subsequent Guarantee Periods will continue to be provided until (a) no subsequent Guarantee Period is available that would not extend beyond the Annuitant's 85th birthday (or later Date of Maturity that JHVLICO has approved), at which time a lump sum payment or Annuity Option will be provided as described under "Guarantee Periods," page 5, or (b) the Participant duly elects another Date of Maturity and duly elects a lump sum distribution or the commencement of an Annuity Option as of that Date of Maturity.

  Each Contract will provide at the time of its issuance for a Life Annuity with Ten Years Certain. Under this form of annuity, annuity payments are made monthly to the Annuitant for life and, if the Annuitant dies within ten years after the Date of Maturity of the Contract, the payments remaining in the ten-year period will be made to the contingent payee, subject to the terms of any supplementary agreement issued. (NOTE: The terminology used in a supplementary agreement may differ from that used in a Contract. For example, in a supplementary agreement, the term "payee" may be used to refer to the Annuitant or to some other person named by the Participant to receive payments under the supplementary agreement in the event of the Annuitant's death, and the term "contingent payee" may be used to refer to the beneficiary.) A different form of annuity may be elected by the Participant, as described in "Annuity Options," prior to the Date of Maturity of the Contract. Once annuity payments have begun, the form of annuity cannot be changed and the annuity benefits cannot be surrendered for the purpose of receiving a lump sum benefit in lieu thereof.

  Each Participant selects a provisional Date of Maturity at the time of application for a Contract. The provisional Date of Maturity may be no earlier than six months after the date the premium payment is credited to the Contract. The provisional Date of Maturity is stated in the Contract. The Participant may subsequently elect a different Date of Maturity which may not exceed age 85, absent JHVLICO's approval, or be earlier than six months after the date the premium payment is credited to the Contract. The election for a different Date of Maturity must be made In Writing before the provisional Date of Maturity and at least 31 days prior to the Date of Maturity. If a Date of Maturity different from the provisional Date of Maturity is not elected by the Participant, the provisional Date of Maturity shall be the Date of Maturity of the Contract. If, however, a Guarantee Period becomes effective that causes the Contract to continue beyond the provisional Date of Maturity, then the provisional Date of Maturity becomes the Annuitant's 85th birthday. Additional requirements apply to the timing of distributions under IRAs. (See "Contracts Purchased Under Rollover Individual Retirement Annuity (IRA) Plans," page 15.)

 Annuity Options

  The Participant may elect an Annuity Option during the lifetime of the Annuitant In Writing at least 30 days prior to the Date of Maturity of the Contract. If no option is selected, Option A with Ten Years Certain will be used. A Beneficiary entitled to payment of a Death Benefit in a single sum may, if no election has been made by the Participant prior to the Participant's or Annuitant's death, elect an Annuity Option In Writing prior to the date the proceeds become payable. No option may be elected if the Accumulated Value of the Contract to be applied is less than $5000 or the periodic payment would be less than $50, in which case, JHVLICO will make a lump sum distribution of the Surrender Value or, upon the death of an Annuitant or Participant, the amount of any Death Benefit. Among the options available are the following two basic Annuity Options.

  Option A: Life Annuity with Five, Ten Or Twenty Years Certain

    Monthly payments will be made for a designated period of 5, 10 or 20 years and thereafter as long as the payee lives, with the guarantee that if the payee dies prior to the end of the 5, 10 or 20 year period, whichever is applicable, payments will continue for the remainder of the guaranteed period to a contingent payee, subject to the terms of any supplementary agreement issued.

  Option B: Life Annuity Without Refund

    Monthly payments will be made to the payee as long as he lives.

  The Life Annuity with Five Years Certain and the Life Annuity Without Refund are not available without prior approval by JHVLICO for an Annuitant older than age 85.

  The guaranteed minimum monthly annuity payment rates are set forth in the Contract. The actual rates applied will be the greater of these minimum rates and the current rates that JHVLICO has in effect at the time annuity payments begin. Information concerning current rates is available upon request.

 Other Conditions

  JHVLICO reserves the right at its sole discretion to make available to Participants and other payees optional methods of payment in addition to the Annuity Options described in this Prospectus and the applicable Contract.

  If the Participant dies on or after the Date of Maturity, any remaining interest in the Contract will be paid at least as rapidly as under the method of distribution in effect at the time of death.

  Federal income tax requirements currently applicable to individual retirement annuity plans provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated beneficiary.

                                  INVESTMENTS

  Premium payments received under the Contracts and allocated to the Guarantee Periods will be invested by JHVLICO under the laws of Massachusetts. Contract owners have no priority claims on, or participation in the performance of, such assets. All such assets are the property of JHVLICO and are available to meet the guarantees under the Contracts and the general obligations of JHVLICO.

  The assets of JHVLICO will be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and certain other investments.

  JHVLICO has no specific formula for establishing the Guarantee Rates for the Guarantee Periods. JHVLICO expects the rates to be influenced by, but not necessarily correspond to the yields on the fixed income securities to be acquired with amounts that are allocated to the Guarantee Periods at the time that the Guaranteed Rates are established.

  JHVLICO's current plans are to invest such amounts, according to its detailed investment policy and guidelines, in fixed income obligations, including corporate bonds, mortgages, mortgage-backed and asset-backed securities and government and agency issues having durations in the aggregate consistent with those of the Guarantee Periods. JHVLICO intends to invest proceeds from the Contracts primarily in domestic investment-grade securities. In addition, derivative contracts will be used only for hedging purposes, to reduce the ordinary business risk of Contracts associated with changes in interest rates, and not for speculating on future changes in the financial markets.

               PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES

  The Participant has the sole and absolute power to exercise all rights and privileges under the Contract, except as otherwise provided by the Contract or by notice of the Participant In Writing. The Participant and the Beneficiary are designated in the application or order for a Contract and may be changed by the Participant, by notice In Writing, subject to the rights of any assignee of record, any action taken prior to receipt of the notice, and certain other conditions. The change will take effect when the notice is signed, if JHVLICO acknowledges receipt of such notice. While the Annuitant is alive, the Participant may be changed by notice In Writing. The Beneficiary may be changed by notice In Writing no later than receipt of due proof of the death of the Annuitant. The change will take effect whether or not the Participant or Annuitant is then alive.

  The Contracts (other than IRAs) may be assigned at any time before the Date of Maturity and for any purpose other than as collateral or security for a loan. JHVLICO will not be bound by an assignment unless and until notice of such assignment In Writing is received. JHVLICO assumes no responsibility for the validity or effect of any assignment. In some cases, an assignment or change of Participant may have adverse tax consequences. An IRA may not be assigned. The Participant should consult a tax adviser regarding the consequences of an assignment.

                          AMENDMENT OF THE CONTRACTS

  JHVLICO reserves the right to amend the Contracts to meet the requirements of applicable state or federal laws or regulations. JHVLICO will notify the Participant in writing of any such amendments.

                         DISTRIBUTION OF THE CONTRACTS

  John Hancock Distributors, Inc. ("Distributors") a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company located at 197 Clarendon Street, Boston, MA 02117 is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Distributors acts as underwriter and distributor of the Contracts, pursuant to a distribution agreement it has entered into with JHVLICO.

  In turn, Distributors and JHVLICO have entered into agreements to distribute the Contracts (the "Distribution Agreements") with broker-dealers as well as certain financial institutions whose representatives are authorized by applicable law to sell annuity products. Pursuant to the Distribution Agreements, Distributors or JHVLICO will pay compensation to such broker-dealers and institutions with respect to each Contract that is issued, based on the dollar amount applied to that Contract. Generally, the total commissions so paid will be at a higher rate if that amount is applied for a longer duration than for a shorter one. The maximum rate of such total commissions is generally 7%. In some cases, additional compensation may be paid by Distributors and JHVLICO at times subsequent to the Contacts' issuance. The Distribution Agreements require that compensation paid with respect to Contracts that are cancelled or surrendered within one year after the Date of Issue must be refunded to Distributors or JHVLICO. Broker-dealers and financial institutions engaged in the offer and sale of the Contracts are solely responsible for the compensation of their representatives engaged in those activities.

                             FEDERAL INCOME TAXES

JHVLICO

  JHVLICO is taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"). The assets underlying the Contracts will be owned by JHVLICO. The income earned on such assets will be JHVLICO's income.

  JHVLICO assumes no responsibility for determining whether a particular individual retirement annuity plan satisfies the applicable requirements of the Code or whether a particular Participant is eligible for such a plan.

THE PARTICIPANT OR OTHER PAYEE

  The Contracts are considered annuity contracts under Section 72 of the Code. Currently no Federal income tax is payable on increases in the value of the Contract until payments are made to the Participant or other payee under such Contract. However, a Contract owned other than by a natural person is not generally an annuity for tax purposes and any increase in value thereunder is taxable as ordinary income as accrued.

  When payments under a Contract are made in the form of an annuity, the amount of each payment is taxed to the Participant or other payee as ordinary income to the extent that such payment exceeds that portion of the Participant's "investment in the contract" (as defined in the Code) allocated to that payment. In general, the Participant's "investment in the contract" is the aggregate amount of premium payments made by him or her reduced by any amounts previously distributed under the Contract that were not previously subject to tax. The portion of each annuity payment to be excluded from income is determined by dividing the "investment in the contract," adjusted by any refund feature, by the amount of "expected return" during the time that periodic payments are to be made, and then multiplying by the "amount of the payment." The balance of the payment is taxable. After the entire "investment in the contract" has been distributed, any remaining payment is fully taxable. For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by JHVLICO or its affiliates to the Participant within the same calendar year will be treated as if they were a single Contract.

  When a payment under a Contract is made in a single sum, the amount of the payment is taxed as ordinary income to the Participant or other payee to the extent it exceeds the Participant's "investment in the contract."

WITHDRAWALS BEFORE ANNUITY STARTING DATE

  When a payment under a Contract, including a payment under a systematic withdrawal plan, is less than the amount that would be paid upon the Contract's surrender and such payment is made prior to the commencement of annuity payments under the Contract, part or all of the payment (the withdrawal) may be taxed to the Participant or other payee as ordinary income. On the date of the withdrawal, if the cash value of the Contract is greater than the investment in the Contract, any part of such excess value so withdrawn is subject to tax as ordinary income.

  If an individual assigns or pledges any part of the value of a Contract, the value so pledged or assigned is taxed as ordinary income to the same extent as a withdrawal.

PENALTY FOR PREMATURE WITHDRAWALS

  In addition to being included in ordinary income, the taxable portion of any withdrawal may be subject to a 10% penalty tax. The penalty tax does not apply to, among other things, payments made to the Participant or other payee after the Participant attains age 59 1/2, or on account of the Participant's death or disability. If the withdrawal is made in substantially equal periodic payments over the life of the Annuitant or other payee or over the joint lives of the Annuitant and the Annuitant's beneficiary the penalty will also not apply.

CONTRACTS PURCHASED UNDER ROLLOVER INDIVIDUAL RETIREMENT ANNUITY (IRA) PLANS

  No deduction is allowed for purchase payments made in or after the taxable year in which the Participant has attained the age of 70 1/2 years nor is a deduction allowed for a "rollover contribution" as defined in the Code.

  When payments under a Contract are made in the form of an annuity, or in a single sum such as on surrender of the Contract or by withdrawal, the payment is taxed as ordinary income.

  IRS required minimum distributions must begin no later than April 1 of the year following the year in which the Participant attains age 70 1/2. The Participant may incur adverse tax consequences if a distribution on surrender of the Contract or by withdrawal is made prior to his attaining age 59 1/2, except in the event of his or her death or total disability.

 Withholding on Eligible Rollover Distributions

  Recent legislation requires 20% withholding on certain distributions from tax qualified plans. A Participant wishing to rollover his entire distribution should have it paid directly to the successor plan. Otherwise, the Participant's distribution will be reduced by the 20% mandatory income tax. Consult a qualified tax adviser before taking such a distribution.

WITHHOLDING OF TAXES

  JHVLICO is obligated to withhold taxes from certain payments unless the recipient elects otherwise. The withholding rate varies depending upon the nature and the amount of the distribution. JHVLICO will notify the Participant or other payee in advance of the first payment of his or her right to elect out of withholding and furnish a form on which the election may be made. Any election must be received by JHVLICO in advance of the payment in order to avoid withholding.

CERTAIN EXCHANGES

  Section 1035 of the Code provides generally that no gain or loss will be recognized under the exchange of a life insurance or annuity contract for an annuity contract. Thus, a properly completed exchange from one of these types of products into a Contract pursuant to the special annuity contract exchange form JHVLICO provides for this purpose is not generally a taxable event under the Code, and the Participant's investment in the Contract will be the same as his or her investment in the exchanged product.

  Because of the complexity of these and other tax aspects in connection with an exchange, a tax adviser should be consulted before any exchange is made.

SEE YOUR OWN TAX ADVISER

  The above description of Federal income tax consequences of owning a Contract and of the individual retirement plans which may be funded by the Contracts is only a brief summary and is not intended as tax advice. Nor does it include a discussion of Federal estate and gift tax or state tax consequences. Tax laws and regulations are subject to change, and changes may be retroactive. The rules governing the provisions of tax qualified plans are extremely complex and often difficult to understand. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. For example, premature withdrawals are generally subject to a 10% penalty tax. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid adverse tax consequences. For further information a prospective purchaser should consult a qualified tax adviser.

                                  THE COMPANY

BUSINESS OF JHVLICO

  JHVLICO was organized under the laws of the Commonwealth of Massachusetts in 1979 and commenced insurance operations in 1980. It is a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company ("JHMLICO" or "John Hancock"), a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts in 1862.

  JHVLICO is principally engaged in the writing of variable and universal life insurance policies. JHVLICO's policies are primarily marketed through JHMLICO's sales organization, which includes a proprietary sales force employed at JHMLICO's own agencies and a network of independent general agencies. Policies also are sold through various unaffiliated securities broker-dealers and certain financial institutions with which JHMLICO and JHVLICO have sales agreements. Currently, JHVLICO writes business in all states except New York. At December 31, 1997, JHVLICO had $51.1 billion of life insurance in force.

  In 1993, JHVLICO acquired Colonial Penn Annuity and Life Insurance Company and changed the latter company's name to John Hancock Life Insurance Company of America. The subsidiary's principal business activity at December 31, 1997, is the run-off of a block of single premium whole life insurance. For additional discussion of this acquisition, see Note 3 of Notes to Financial Statements.


SELECTED FINANCIAL DATA

  The following financial data for JHVLICO and its subsidiary should be read in conjunction with the financial statements and notes thereto, included elsewhere in this Prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected in the future. The selected financial data and financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners ("NAIC") ("statutory accounting practices"). See Note 1--Nature of Operations and Significant Accounting Practices page F-6, for additional discussion.

The information presented below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the financial statements and other information included elsewhere in this prospectus.



                                          Year ended and at December 31
                                    ----------------------------------------
                                      1997     1996    1995    1994    1993
                                      ----     ----    ----    ----    ----
                                                   (In millions)

Selected Financial Data
INCOME STATEMENT DATA
  Premiums                           $872.7   $820.6  $570.9  $430.5  $398.8
  Net investment income                89.7     76.1    62.1    57.6    61.3
  Other income, net                   420.1    406.0    85.7    95.5    (4.0)
        TOTAL REVENUES              1,382.5  1,302.7   718.7   583.6   456.1
  Total benefits and expenses       1,313.5  1,227.3   659.2   556.0   456.6
  Income tax expense                   38.5     38.6    28.4    15.0     6.5
  Net realized capital gains (losses)  (3.0)    (1.5)    0.5     0.4    (2.6)
  Net gain (loss)                      27.5     35.3    31.6    13.0    (9.6)
BALANCE SHEET DATA
  Total assets                       $6,522   $4,568  $3,446  $2,627  $2,379
  Total obligations                   6,200    4,285   3,197   2,409   2,176
  Total stockholder's equity            322      283     249     218     203


 . On October 1, 1993, JHVLICO entered into an assumption reinsurance agreement with JHMLICO to cede a block of variable life, universal life and flexible variable life insurance policies to JHMLICO representing substantially all of such policies written by JHVLICO in the State of New York. In connection with this agreement, general account assets consisting of bonds, mortgage loans, policy loans, cash, investment income due and accrued and deferred and uncollected premiums totaling $72.2 million were transferred by JHVLICO to JHMLICO, along with policy reserves, unearned premiums and dividend liabilities totaling $47.7 million and surplus totaling $24.5 million. Separate account assets consisting of common stock and policy loans totaling $200.8 million were transferred to John Hancock's separate accounts along with $200.8 million in separate account policyholder obligations.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   Financial Condition

   As of December 31, 1997, total assets grew by 42.8% to $6,521.5 million, from $4,567.8 million at December 31, 1996. This increase is principally due to the growth in the separate accounts where assets increased by 42.6% during 1997 from $3,290.5 million at December 31, 1996, to $4,691.1 million at December 31, 1997. Total obligations grew by 44.7% to $6,199.8 million from $4,284.7 million at December 31, 1996. As with assets, most of this growth was in the separate accounts, which grew by 42.6% during 1997, from $3,285.8 million at December 31, 1996, to $4,685.7 million at December 31, 1997. Separate account assets and liabilities consist primarily of the fund balances associated with variable life and annuity business. The asset holdings include fixed income, equity growth, total return real estate, and global mutual funds, with liabilities representing amounts due to policyholders. Total stockholder's equity grew by 13.6% from $283.1 million at December 31, 1996, to $321.7 million at December 31, 1997.

   As of December 31, 1996, total assets grew by 32.5% to $4,567.8 million, from $3,446.3 million at December 31, 1995. Much of this growth was also attributable to an increase in separate account assets which grew by 35.9% during 1996 from $2,421.0 million at December 31, 1995, to $3,290.5 million at December 31, 1996. Total obligations grew by 34.0% during 1996 to $4,284.7 million from $3,197.6 million at December 31, 1995. As with assets, most of this growth was in the separate accounts, which grew by 35.9% during 1996, from $2,417.0 million at December 31, 1995, to $3,285.8 million at December 31, 1996. Total stockholder's equity grew by 13.8% from $248.7 million at December 31, 1995, to $283.1 million at December 31, 1996.


   Investments

   The Company continues to address industry wide issues of asset quality and liquidity that have emerged in recent years. JHVLICO's bond portfolio is highly diversified. It maintains diversity by geographic region, industry group, and limiting the size of individual investments relative to the total portfolio.
In 1997, 1996, and 1995, the Company invested new money predominantly in long-term investment grade corporate bonds as a means of lowering the relative proportion of assets invested in commercial mortgages. As a result, the Company's holdings in investment (NAIC SVO classes 1 and 2) and medium (NAIC SVO class 3) grade bonds are 90.2% and 7.5%, respectively, of total general account bonds at December 31, 1997. The corresponding percentages at December 31, 1996 were 90.5% and 7.2%, respectively. Most of the medium grade bonds are private placements that provide long-term financing for medium size companies. These bonds typically are protected by individually negotiated financial covenants and/or collateral. At December 31, 1997, the balance (NAIC SVO classes 4, 5, and 6) of 2.3% of total general account bonds consists of lower grade bonds and bonds in default. Bonds in default represent 0.5% of total general account bonds.

   Management believes the Company's commercial mortgage lending philosophy and practices are sound. The Company generally makes mortgage loans against properties with proven track records and high occupancy levels, and typically does not make construction or condominium loans nor lend more than 75% of the property's value at the time of the loan. To assist in the management of its mortgage loans, the Company uses a computer based mortgage risk analysis system.

   The Company has outstanding commitments to purchase long-term bonds and issue real estate mortgages totaling $168.6 million and $28.3 million, respectively at December 31, 1997. The corresponding amounts at December 31, 1996 were $42.1 million and $33.5 million, respectively. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 1998.


   Reserves and Obligations

   The Company's obligations principally consist of aggregate reserves for life policies and contracts of $1,124.3 million in the general account and obligations of $4,685.7 million in the separate accounts at December 31, 1997. The corresponding amounts at December 31, 1996 were $877.8 million and $3,285.8 million, respectively. These liabilities are computed in accordance with commonly accepted actuarial standards and are based on actuarial assumptions which are in accordance with, or more conservative than, those called for in state regulations. All reserves meet the requirements of the insurance laws of the Commonwealth of Massachusetts. Intensive asset adequacy testing was performed in 1997 for the vast majority of reserves. During 1997, the Company refined certain assumptions inherent in the calculation of reserves related to AIDS claims under individual life policies resulting in a $6.4 million increase in stockholder's equity at December 31, 1997. Adequacy testing is done annually and generally performed in the fourth quarter.

   The Company's investment reserves include the Asset Valuation Reserve ("AVR") required by the NAIC and state insurance regulatory authorities. The AVR is included in the Company's obligations. At December 31, 1997, the AVR was $18.6 million, compared to $16.6 million at December 31, 1996 and $15.4 million at December 31, 1995. The AVR contained voluntary contributions of $0.0 in 1997 and in 1996, $2.8 million in 1995, $1.1 million in 1994, and $1.7 million in 1993. Management believes the Company's level of reserve is adequate and is made more conservative by the voluntary contributions.

   The AVR was established to stabilize statutory surplus from non-interest related fluctuations in the market value of bonds, stocks, mortgage loans, real estate and other invested assets. The AVR generally captures realized and unrealized capital gains or losses on such assets, other than those resulting from changes in interest rates. Each year, the amount of an insurer's AVR will fluctuate as capital gains or losses are absorbed by the reserve. To adjust for such changes over time, an annual contribution must be made to the AVR equal to 20% of the difference between the maximum AVR (as determined annually according to the type and quality of an insurer's assets) and the actual AVR. The AVR provisions permitted a phase-in period whereby the required contribution was 10% in 1992, 15% in 1993, and the full 20% factor thereafter.

   Such contributions may result in a slower rate of growth of, or a reduction to, surplus. Changes in the AVR are accounted for as direct increases or decreases in surplus. The impact of the AVR on the surplus position of the Company in the future will depend in part on the composition of the Company's investment portfolio.

   The Interest Maintenance Reserve ("IMR") captures realized capital gains and losses (net of taxes) on fixed income investments (primarily bonds and mortgage loans) resulting from changes in interest rate levels. These amounts are not reflected in the Company's capital account and are amortized into net investment income over the estimated remaining lives of the investments disposed. At December 31, 1997, December 31, 1996 and December 31, 1995, the balance of the IMR was $7.8 million, $5.9 million, and $6.9 million, respectively. The IMR provisions permitted a phase-in period so that in 1992, 50% of realized capital gains and losses on United States government securities were recognized in net income and were not captured by the IMR. In 1993, the provisions allowed 25% of these capital gains and losses to flow to net income with the remainder being captured in the IMR. In 1997, 1996, 1995 and 1994, all capital gains and losses on United States government securities were captured by the IMR. The impact of the IMR on the surplus of the Company depends upon the amount of future interest related capital gains and losses on fixed income investments.

   Results of Operations

   1997 compared to 1996

   Net gain from operations was $30.5 million in 1997, $6.3 million lower than for 1996. The decreased operating gain was largely the result of the implementation of a reinsurance agreement that ceded variable annuity business to the John Hancock Mutual Life Insurance Company during 1996. The implementation of the agreement created a one-time gain in 1996, which did not recur in 1997.

Total revenues increased by 6.1%, or $79.8 million to $1,382.5 million during 1997 as compared to 1996. Premiums, net of premium ceded to reinsurers, increased by 6.3% or $52.1 million. Net investment income increased by 17.9% or $13.6 million to $89.7 million during 1997. This increase is due largely to a 10.1%, or $5.9 million increase in gross income on long-term bonds, and a 49.7%, or $5.4 million increase in gross income on commercial mortgages. The increases can both be attributed to an increased asset base. Other income increased by $14.1 million that was primarily attributable to reserve adjustments on reinsurance ceded.

Total benefits and expenses increased by 7.0% or $86.2 million to $1,313.5 million during 1997 as compared to 1996. Benefit payments and additions to reserves increased by 5.1% or $52.0 million to $1,078.2 million. Insurance expenses increased by 17.6% or $32.4 million, to $216.2 million. This consists of an $18.3 million increase in commission expense resulting from the sale of new and renewal business, and a $14.1 million increase in the expense of providing service to policyholders.


   1996 compared to 1995

   Net gain from operations was $36.8 million in 1996, $5.7 million higher than for 1995. Operating gain was relatively stable even with the sale of the new variable annuity product which was introduced in early 1995 and the new corporate-owned life insurance product introduced in 1996. Premium income was offset by credits to contractholders' accounts in the form of reserve increases. The gain was further dampened by the first year commission charged on new products.

Total revenues increased by 81.3%, or $584.0 million to $1,302.7 million during 1996 as compared during 1995. Premiums, net of premium ceded to reinsurers, increased by 43.7% or $249.7 million. Of this increase, $255.0 million was due to the sale of corporate-owned life insurance. Net investment income increased by 22.5% or $14.0 million to $76.1 million during 1996 due largely to a 39.0%, or $16.4 million increase in gross income on long-term bonds. The increase on long-term bond income was the result of an increased asset base. Other income increased by $320.3 million which was primarily attributable to the increase in commission and expense allowances and reserve adjustments on reinsurance ceded.

Total benefits and expenses increased by 86.2% or $568.1 million to $1,227.3 million during 1996 as compared to 1995. Benefit payments and additions to reserves increased by 107.0% or $530.4 million to $1,026.2 million. Insurance expenses increased by 22.0% or $33.1 million, to

$183.8 million. The increase was attributable largely to commission expense resulted from the sale of new business.

   1995 Compared to 1994

   Net gain from operations was $31.1 million in 1995, $18.5 million higher than 1994. Operating gain was positively impacted by the effects of a modified coinsurance reinsurance agreement between John Hancock and the Company entered into during 1994. Under the agreement, John Hancock reinsured 50% of the 1995 and 1994 sales of the Company's flexible premium variable and scheduled premium variable life insurance policies. The 1995 increase in operating gain attributable to this reinsurance agreement was $20.3 million. The increase was partially offset by acquisition expenses of new sales and an increase in the federal income tax expense.

Total revenues increased by 23.1%, or $135.1 million to $718.7 million, during 1995. Premiums increased by 32.6% or $140.4 million during 1995. This increase was primarily due to the sale of a new variable annuity product.

Total benefits and expenses increased by 18.6%, or $103.2 million to $659.2 million during 1995. Benefit payments and additions to reserves increased by 33.0%, or $123.0 million to $495.8 million. This increase was partially offset by a decrease of $18.2 million in insurance expenses.



   Liquidity and Capital Resources

   The Company's liquidity resources at December 31, 1997, include cash of $83.1 million, public bonds of $621.3 million, and investment grade private placement bonds of $461.7 million. The corresponding amounts at December 31, 1996 were $26.7 million, $264.2 million, and $436.2 million, respectively. In addition, the Company's separate accounts are highly liquid and are available to meet most outflow needs for variable life insurance.

   Management believes the liquidity resources above of $1,166.1 million as of December 31, 1997, strongly position the Company to meet all its obligations to policyholders and others. Generally, the Company's financing needs are met by means of funds provided by normal operations. As of December 31, 1997 and 1996, the Company had no outstanding borrowings from sources outside its affiliated group.

   Total surplus, or stockholder's equity, including the AVR, is $340.3 million as of December 31, 1997, compared to $299.7 million as of December 31, 1996, and $264.1 million as of December 31, 1995. The current statutory accounting treatment of deferred acquisition cost ("DAC") taxes results in an understatement of the Company's surplus, which will persist during periods of growth in new business written. These taxes result from federal income tax law that approximates acquisition expenses and then spreads the corresponding tax deduction over a period of years. The result is a DAC tax which is collected immediately and subsequently returned through tax deduction in later years.

   Since it began its operations, the Company has received a total of $381.8 million in capital contributions from John Hancock, of which $377.5 million is credited to paid-in capital and $2.5 million is credited to capital stock as of December 31, 1997. In 1993, $1.8 million of capital was returned to John Hancock. To support the Company's operations, for the indefinite future, John Hancock is committed to make additional capital contributions if necessary to ensure that the Company maintains a positive net worth. The Company's stockholder's equity, net of unassigned deficit, was $321.7 million at December 31, 1997 and $283.1 million at December 31,

1996. For additional discussion of the Company's capitalization, see Note 2 of the Notes to Financial Statements.

   In December 1992, the NAIC approved risk-based capital ("RBC") standards for life insurance companies as well as a Model Act (the "RBC Model Act") to apply such standards at the state level. The RBC Model Act provides that life insurance companies must submit an annual RBC report which compares a company's total adjusted capital (statutory surplus plus AVR, voluntary investment reserves, and one-half the apportioned dividend liability) with its risk-based capital as calculated by an RBC formula, where the formula takes into account the risk characteristics of the company's investments and products. The formula is to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. The formula is not intended as a means to rank insurers.
The RBC Model Act gives state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards. The RBC Model Act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) as to the use and publication of RBC data. As of December 31, 1997, the Company's total adjusted capital as defined by the NAIC was well in excess of RBC standards.



Impact of Year 2000

The Company relies on John Hancock, its parent company, for information processing services. John Hancock has developed a plan to modify or replace significant portions of its computer information and automated technologies so that its systems, including those relied upon by the Company, will function properly with respect to the dates in the year 2000 and thereafter. The Company, along with John Hancock, presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for the computer systems upon which the Company relies. However, if certain modifications and conversions are not made, or are not completed timely, the year 2000 issue could have an adverse impact on the operations of the Company.

John Hancock as early as 1994 had begun assessing, modifying and converting the software related to its significant systems and has initiated formal communications with significant business partners and customers to determine the extent to which interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. While John Hancock is developing alternative third party processing arrangements as it deems appropriate, there is no guarantee that the systems of other companies on which John Hancock's systems rely will be converted timely or will not have an adverse effect on John Hancock's systems, including those upon which the Company relies.

John Hancock expects the project to be substantially complete by early 1999. This completion target was derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that this completion target will be achieved, that the steps taken will be sufficient, or that actual results may differ materially from those anticipated.

 Reinsurance

  To reduce its exposure to large losses under its insurance policies, the Company enters into reinsurance arrangements with its parent, John Hancock, and other non-affiliated insurance companies. For further discussion of the Company's reinsurance arrangements, including business ceded to John Hancock, see Notes 5 and 7 of the Notes to Financial Statements.

 Separate Accounts

  Under applicable state insurance laws, insurers are permitted to establish separate investment accounts in which assets backing certain policies or contracts, including variable life policies and certain individual and group annuity contracts, are held. The investments in each separate investment account (which may be pooled or customer specific) are maintained separately from other separate investment accounts and the general investment account. The investment results of the separate investment account assets are passed through directly to separate investment account policyholders and contractholders, so that an insurer derives certain fees from, but bears no investment risk on, these assets, except the risk on a small number of products that the investment results of the separate account assets will not meet the minimum rate guaranteed on these products. Other than amounts derived from or otherwise attributable to the Company's general investment account, assets of separate investment accounts are not available to fund the liabilities of the general investment account.

COMPETITION

  JHVLICO is engaged in a highly competitive business due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,700 stock, mutual, and other types of insurers in the life insurance business in the United States. According to the July 1997, issue of Best's Review Life/Health, JHVLICO ranks 101th in terms of individual direct ordinary life insurance premiums written during 1996. JHVLICO's parent, JHMLICO, ranks 8th.

  Best's Company Report, dated March 17, 1997, affirms JHVLICO's financial stability rating from A.M. Best Company, Inc. of A++, its highest, based on the strength of its parent company and the capital guarantee discussed above. Standard & Poor's Corporation and Duff & Phelps Credit Rating Company have assigned insurance claims-paying ability ratings to JHVLICO of AA+ and AAA, respectively, which place JHVLICO in the second highest and highest categories, respectively, by these rating agencies. Moody's Investors Service, Inc. has assigned JHVLICO a financial strength rating of Aa2, which is its third highest rating.

EMPLOYEES AND FACILITIES

  JHMLICO provides JHVLICO with personnel, property, and facilities for the performance of certain of JHVLICO's corporate functions. JHMLICO annually determines a fee for these services and facilities based on a number of criteria which were revised in 1997, 1996 and 1995 to reflect continuing changes in JHVLICO's operations. The amount of service fee charged to JHVLICO was $123.6 million, $111.7 million, and $97.9 million in 1997, 1996, and 1995 respectively.

  Approximately 1,100 of JHMLICO's field office employees and agents are members of a labor union. The agreement with union employees and agents was ratified in June, 1996.

TRANSACTIONS WITH JHMLICO

  As indicated, property, personnel and facilities are provided, at a service fee, by JHMLICO for purposes of JHVLICO's operations, and the two companies have entered into certain reinsurance arrangements. In addition, JHMLICO has contributed all of JHVLICO's capital, of which $1.8 million of paid-in capital was returned to JHMLICO during 1993. It is expected that arrangements and transactions such as the foregoing will continue in the future to an indeterminate extent. See Notes 2 and 6 of the Notes to Financial Statements.

  JHMLICO receives no additional compensation for its services as underwriter and distributor of the Contracts issued by JHVLICO.

REGULATION

  JHVLICO is subject to extensive state regulatory oversight in jurisdictions in which it does business. This regulatory oversight, increasing scrutiny upon the insurance regulatory framework and proposals to adopt a federal regulatory framework may in the future adversely affect JHVLICO's ability to sustain adequate returns. JHVLICO's business also could be adversely affected by changes in state law relating to asset and reserve valuation requirements, limitations on investments and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry. Assessments also are levied against John Hancock companies as a result of participation in various types of state guaranty associations, state insurance pools for the uninsured or other arrangements.

  Regulators have the discretionary authority, in connection with the continual licensing of JHVLICO, to limit or prohibit new issuances of business to policyholders when, in their judgment, such regulators determine that such insurer is not maintaining minimum statutory surplus or capital or if further transaction of business will be hazardous to its policyholders. JHVLICO does not believe the current or anticipated levels of statutory surplus of JHVLICO or any member of its affiliated group, and the volume of their sales of new life and annuity policies, present a material risk that the amount of new insurance that JHVLICO or any of such insurance affiliates may issue will be limited.

  Although the federal government does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include removal of barriers preventing banks from engaging in the insurance business, limits to medical testing for insurability, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles and proposed legislation to prohibit the use of gender in determining insurance and pension rates and benefits.

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of JHVLICO are as follows:

                                  POSITION                 OTHER BUSINESS
          NAME           AGE    WITH JHVLICO            WITHIN PAST 5 YEARS
          ----           ---    ------------            -------------------
David F. D'Alessandro,
 Director...............  47 Chairman            President, John Hancock
                                                  Mutual Life Insurance Company
Henry D. Shaw,
 Director...............  64 Vice Chairman &     Senior Vice President, Retail
                              President           Product Management, John Hancock
Robert S. Paster,
 Director...............  46 Vice President      Second Vice President, Direct
                                                  Distribution, John Hancock
Michele G. Van Leer,
 Director...............  40 Senior
                              Vice President     Vice President, Life Product
                                                  Management, John Hancock
Joseph A. Tomlinson,
 Director...............  51 Vice President      Vice President, Annuity and
                                                  Special Products, John Hancock
Robert R. Reitano,
 Director...............  47 Vice President      Vice President, Investment Policy
                                                  & Research, John Hancock
Barbara L. Luddy,
 Director...............  46 Vice President &    Vice President, Financial
                              Actuary             Reporting & Analysis, John
                                                  Hancock
Ronald J. Bocage,
 Director...............  52 Vice President &    Vice President, Equity and
                              Counsel             Pension Law, John Hancock
Thomas J. Lee,
 Director...............  43 Vice President      Vice President, Life Product and
                                                  Systems Management, John Hancock
Daniel L. Ouellette.....  48 Vice President,     Vice President, Retail Marketing,
                              Marketing           John Hancock
Edward P. Dowd..........  55 Vice President,     Senior Vice President, Real
                              Investments         Estate Investment Group, John
                                                  Hancock
Roger G. Nastou.........  55 Vice President,     Vice President, Bond & Corporate
                              Investments         Finance, John Hancock
Laura L. Mangan.........  34 Vice President &    Corporate Secretary, John Hancock
                              Secretary
Patrick F. Smith........  55 Controller          Senior Associate Controller,
                                                  Controller's Department, John
                                                  Hancock
Julie H. Indge..........  44 Treasurer           Financial Officer, Financial
                                                  Sector Management, John Hancock

EXECUTIVE COMPENSATION

  Executive officers of JHVLICO also serve one or more of the affiliated companies of JHMLICO. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of JHVLICO. The following table provides information on the allocated compensation paid to the chief executive officer for 1997. There were no executive officers of JHVLICO whose allocated compensation exceeded $100,000 during 1997. Directors of JHVLICO receive no compensation in addition to their compensation as employees of JHMLICO.

                                            CAPTION>
                                                                   LONG TERM
                                         ANNUAL COMPENSATION     COMPENSATION
                                        ---------------------- -----------------
   NAME                         TITLE   SALARY   BONUS  OTHER   LTIP   ALL OTHER
   ----                        -------- ------- ------- ------ ------- ---------
David F. D'Alessandro......... Chairman $32,130 $32,168 $3,682 $16,646    $ 0

                            REGISTRATION STATEMENT

  JHVLICO has filed a registration statement (the "Registration Statement") with the Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to JHVLICO and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied, at the Commission's Washington, D.C., headquarters.

                                    EXPERTS

  The statutory-basis financial statements of JHVLICO at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      APPENDIX A: MARKET VALUE ADJUSTMENT

The Market Value Adjustment (MVA) is equal to A times (B - 1) where

  A is (i) any surrender or withdrawal in excess of the Free Withdrawal
  Value,

    less (ii) any early withdrawal charge, if applicable; and

  B is the Market Value Adjustment Factor below:


               /n/12/
  (   1 + g    )
  (------------)
  (1 + c + .005)

  where

    g= The guarantee rate in effect for the current Guarantee Period
       (expressed as a decimal).

    c= The current rate (expressed as a decimal) in effect for durations equal to the number of years remaining in the current Guarantee Period (years rounded up to the nearest whole number). If not available, JHVLICO will declare a rate solely for this purpose that is consistent with rates for durations that are currently available.

    n= The number of complete months from the date of withdrawal to the end of the current Guarantee Period. (Where less than one complete month remains, n will equal 1 unless the withdrawal is made on the last day of the guarantee period, at which time no adjustment will apply.)

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

These examples assume the following:

   Premium:                 $20,000
   Guarantee Period:        7 years
   Guarantee Rate:          6.00%
   Surrender:               2 years and 106 days (3.5 months) after deposit
   Prior Withdrawals:       none

At time of surrender:

   The Accumulated Value         = $20,000 X 1.06 (2 + 106/365 )
                                 = $22,855.51
   The Free Withdrawal Value     = (.1) X ($20,000) X 1.06/2/
                                 = $2,247.20
   The early withdrawal charge   = ($22,855.51 - $2,247.20) X (.05)
                                 = $1,030.42
   n, the number of complete
   months from date of
   withdrawal to end of current
   Guarantee Period              = 7 years - (2 years + 3.5) months
                                 = 56 months

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT:

  Assume that on the date of surrender, the current interest rate for a new Guarantee Period of 5 years (4 years and 8.5 months remaining in the Guarantee Period rounded up to the next full year) is 5%.

                                           /n/12/
                              (   1 + g    )
  The MVA factor            = (------------)
                              (1 + c + .005)

                                       /56/12/
                              (  1.06  )
                              (--------)
                              (  1.055 )


                            = 1.02231
   The MVA                  = ($22,855.51 - $2,247.20 - $1,030.42) X (1.02231 - 1)
                            = $436.78
   The Surrender Value      = $22,855.51 - $1,030.42 + $436.78
                            = $22,261.87

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT:

  Assume that on the date of surrender, the current interest rate for a new Guarantee Period of 5 years is 7%.

                                           /n/12/
                              (   1 + g    )
  The MVA factor            = (------------)
                              (1 + c + .005)

                                       /56/12/
                              ( 1.06  )
                              (-------)
                              ( 1.075 )

                            = .936529
   The MVA                  = ($22,855.51 - $2,247.20 - $1,030.42) X (.936529 - 1)
                            = -$1,242.63
   The Surrender Value      = $22,855.51 - $1,030.42 - $1,242.63
                            = $20,582.46

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
John Hancock Variable Life Insurance Company


We have audited the accompanying statutory-basis statements of financial position of John Hancock Variable Life Insurance Company as of December 31, 1997 and 1996, and the related statutory-basis statements of operations and unassigned deficit and cash flow for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.


In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of John Hancock Variable Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for the three years in the period then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Variable Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.



February 18, 1998

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

               STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

                                                              December 31
                                                     --------------------------
                                                           1997          1996
                                                           ----          ----
                                                             (In Millions)
ASSETS
  Bonds--Note 6                                        $  1,092.7  $    753.5
  Preferred stocks                                           17.2         9.6
  Common stocks                                               2.3         1.4
  Investment in affiliates                                   79.1        72.0
  Mortgage loans on real estate--Note 6                     273.9       212.1
  Real estate                                                39.9        38.8
  Policy loans                                              106.8        80.8
  Cash items:
   Cash in banks                                             83.1        26.7
   Temporary cash investments                                60.1         5.2
                                                     --------------------------
                                                            143.2        31.9

  Premiums due and deferred                                  33.8        36.8
  Investment income due and accrued                          24.7        22.6
  Other general account assets                               16.8        17.8
  Assets held in separate accounts                        4,691.1     3,290.5
                                                     --------------------------
                              TOTAL ASSETS             $  6,521.5  $  4,567.8
                                                     ==========================

OBLIGATIONS AND STOCKHOLDER'S EQUITY
OBLIGATIONS
  Policy reserves                                      $  1,124.3  $    877.8
  Federal income and other taxes
   payable--Note 1                                           36.1        29.4
  Other accrued expenses                                    335.1        75.1
  Asset valuation reserve--Note 1                            18.6        16.6
  Obligations related to separate accounts                4,685.7     3,285.8
                                                     --------------------------
                          TOTAL OBLIGATIONS               6,199.8     4,284.7

STOCKHOLDER'S EQUITY
  Common Stock, $50 par value; authorized 50,000
   shares; issued and outstanding 50,000 shares               2.5         2.5
  Paid-in capital                                           377.5       377.5
  Unassigned deficit                                        (58.3)      (96.9)
                                                     --------------------------
                TOTAL STOCKHOLDER'S EQUITY                  321.7       283.1
                                                     --------------------------

   TOTAL OBLIGATIONS AND STOCKHOLDER'S EQUITY          $  6,521.5  $  4,567.8
                                                     ==========================

The accompanying notes are an integral part of the statutory-basis financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

        STATUTORY-BASIS STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT


                                                                    Year ended December 31
                                                       -----------------------------------------------
                                                           1997             1996              1995
                                                           ----             ----              ----
INCOME
  Premiums                                               $  872.7         $  820.6           $ 570.9
  Net investment income--Note 3                              89.7             76.1              62.1
  Other, net                                                420.1            406.0              85.7
                                                       -----------------------------------------------
                                                          1,382.5          1,302.7             718.7

BENEFITS AND EXPENSES
  Payments to policyholders
   and beneficiaries                                        264.0            236.1             213.4
  Additions to reserves to provide for future
   payments to policyholders and beneficiaries              814.2            790.1             282.4
  Expenses of providing service to policyholders
   and obtaining new insurance--Note 5                      216.2            183.8             150.7
  State and miscellaneous taxes                              19.1             17.3              12.7
                                                       -----------------------------------------------
                                                          1,313.5          1,227.3             659.2
                                                       -----------------------------------------------

                       GAIN FROM OPERATIONS
                BEFORE FEDERAL INCOME TAXES
             AND NET REALIZED CAPITAL GAINS
                                   (LOSSES)                  69.0             75.4              59.5

Federal income taxes--Note 1                                 38.5             38.6              28.4
                                                       -----------------------------------------------
                       GAIN FROM OPERATIONS
                BEFORE NET REALIZED CAPITAL
                              GAINS (LOSSES)                 30.5             36.8              31.1

Net realized capital gains (losses)--Note 4                (  3.0)         (   1.5)              0.5
                                                       -----------------------------------------------
                                   NET GAIN                  27.5             35.3              31.6

Unassigned deficit at beginning of year                    ( 96.9)          (131.3)           (162.1)
Net unrealized capital gains (losses) and
 other adjustments--Note 4                                    5.0              2.5            (  3.0)
Other reserves and adjustments                                6.1           (  3.4)              2.2
                                                       -----------------------------------------------

          UNASSIGNED DEFICIT AT END OF YEAR              $ ( 58.3)        $ ( 96.9)          $(131.3)
                                                       ===============================================


The accompany notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    STATUTORY-BASIS STATEMENTS OF CASH FLOW

                                                                                    Year ended December 31
                                                                          -----------------------------------------
                                                                               1997          1996          1995
                                                                               ----          ----          ----
                                                                                        (In millions)
Cash flows from operating activities:
 Insurance premiums                                                         $ 877.0       $ 824.2       $ 574.0
 Net investment income                                                         89.9          73.4          59.2
 Benefits to policyholders and beneficiaries                                 (245.2)       (212.7)       (198.3)
 Dividends paid to policyholders                                              (18.7)        (15.7)        (13.2)
 Insurance expenses and taxes                                                (250.2)       (196.6)       (161.5)
 Net transfers to separate accounts                                          (703.2)       (524.2)       (257.4)
 Other, net                                                                   379.9         386.7          55.1
                                                                          -----------------------------------------
            NET CASH PROVIDED FROM OPERATIONS                                 129.5         335.1          57.9
                                                                          -----------------------------------------

Cash flows used in investing activities:
 Bond purchases                                                              (621.6)       (489.9)       (172.5)
 Bond sales                                                                   197.3         228.3          18.9
 Bond maturities and scheduled redemptions                                     34.1          27.8          36.0
 Bond prepayments                                                              51.6          31.9          20.6
 Stock purchases                                                              (15.7)         (6.5)         (1.7)
 Proceeds from stock sales                                                      6.7           0.4           1.4
 Real estate purchases                                                         (1.3)        (10.5)        (16.2)
 Real estate sales                                                              0.4           8.5           9.3
 Other invested assets purchases                                               (1.0)          0.0          (0.4)
 Proceeds from the sale of other invested assets                                0.3           1.5           0.3
 Mortgage loans issued                                                        (94.5)        (84.4)       ( 19.8)
 Mortgage loan repayments                                                      32.4          17.7          21.1
 Other, net                                                                   393.1        (104.6)         45.7
                                                                          -----------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                               (  18.2)       (379.8)        (57.3)
                                                                          -----------------------------------------

              INCREASE (DECREASE) IN CASH AND
           TEMPORARY CASH INVESTMENTS                                         111.3       (  44.7)          0.6
Cash and temporary cash investments at beginning of year                       31.9          76.6          76.0
                                                                          -----------------------------------------

           CASH AND TEMPORARY CASH INVESTMENTS
                            AT THE END OF YEAR                              $ 143.2       $  31.9       $  76.6
                                                                          =========================================

The accompanying notes are an integral part of the statutory-basis financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

              STATUTORY-BASIS STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                      Additional
                                                        Common         Paid-in        Unassigned
                                                         Stock         Capital         Deficit          Total
                                                   --------------------------------------------------------------
                                                                           (In millions)
Balance at January 1, 1995                              $ 25.0         $355.0         $(162.1)         $217.9
1995 Transactions:
   Net gain                                                                              31.6            31.6
   Net unrealized capital losses and other
      adjustments                                                                        (3.0)           (3.0)
   Other reserves and adjustments                                                         2.2             2.2
   Reclassification of paid-in capital                   (22.5)          22.5                             0.0
                                                   --------------------------------------------------------------
Balance at December 31, 1995                               2.5          377.5          (131.3)          248.7
1996 Transactions:
   Net gain                                                                              35.3            35.3
   Net unrealized capital gains and other
     adjustments                                                                          2.5             2.5
   Other reserves and adjustments                                                        (3.4)           (3.4)
                                                   --------------------------------------------------------------
Balance at December 31, 1996                               2.5          377.5           (96.9)          283.1
1997 Transactions:
   Net gain                                                                              27.5            27.5
   Net unrealized capital gains and other
     adjustments                                                                          5.0             5.0
   Other reserves and adjustments                                                         6.1             6.1
                                                   --------------------------------------------------------------
Balance at December 31, 1997                           $   2.5         $377.5        $(  58.3)         $321.7
                                                   ==============================================================

The accompanying notes are an integral part of the statutory-basis financial statements.

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Company, domiciled in the Commonwealth of Massachusetts, principally writes variable and universal life insurance policies. Those policies primarily are marketed through John Hancock's sales organization, which includes a career agency system composed of company-owned, unionized branch offices and independent general agencies. Policies also are sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently the Company writes business in all states except New York.

The preparation of the financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation: The financial statements have been prepared using
---------------------
accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP). The 1995 financial statements presented for comparative purposes were previously described as being prepared in accordance with GAAP for stock life insurance companies wholly-owned by a mutual life insurance company. Pursuant to Financial Accounting Standards Board Interpretation 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (FIN 40), as amended, which was effective for 1996 financial statements, financial statements based on statutory accounting practices can no longer be described as prepared in conformity with GAAP. Furthermore, financial statements prepared in conformity with statutory accounting practices for periods prior to the effective date of FIN 40 are not considered GAAP presentations when presented in comparative form with financial statements for periods subsequent to the effective date. Accordingly, the 1995 financial statements are no longer considered to be presented in conformity with GAAP.

The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and valuation allowances would be provided when there has been a decline in value deemed other than temporary; (7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to unassigned deficit rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; and (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions or increased benefits, are recorded directly to unassigned deficit rather than being reflected in income. The effects of the foregoing variances from GAAP have not been determined but are presumed to be material.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

The significant accounting practices of the Company are as follows:

Pending Statutory Standards: The NAIC currently is in the process of recodifying
---------------------------
statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. Accordingly, that project, which is expected to be approved by the NAIC in 1998 will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of any such changes on the Company's unassigned deficit is not expected to be material.

Revenues and Expenses:  Premium revenues are recognized over the premium-paying
---------------------
period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

Cash and Temporary Cash Investments: Cash includes currency on hand and demand
-----------------------------------
deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Valuation of Assets: General account investments are carried at amounts
-------------------
determined on the following bases:

         Bonds and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at market. The discount or premium on bonds is amortized using the interest method.

         Investments in affiliates are included on the statutory equity method.

         Goodwill is amortized on a straight-line basis over a ten year period.

         Mortgage loans are carried at outstanding principal balance or amortized cost.

         Investment real estate is carried at depreciated cost, less encumbrances. Depreciation on investment real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $2.1 million in 1997 and $1.2 million in 1996.

         Real estate acquired in satisfaction of debt and held for sale is carried at the lower of cost or market as of the date of foreclosure.

         Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

Asset Valuation and Interest Maintenance Reserves: The Asset Valuation Reserve
-------------------------------------------------
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. Changes to the AVR are charged or credited directly to the unassigned deficit.

The Company also records the NAIC prescribed Interest Maintenance Reserve (IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1997, the IMR, net of 1997 amortization of $1.2 million, amounted to $7.8 million which is included in policy reserves. The corresponding 1996 amounts were $1.2 million and $5.9 million, respectively.

Goodwill: The excess of cost over the statutory book value of the net assets of
--------
life insurance business acquired was $13.1 million and $15.1 million at December 31, 1997 and 1996, respectively, and generally is amortized over a ten-year period using a straight-line method. Accumulated amortization was $8.8 million and $6.7 million at December 31, 1997 and 1996, respectively.

Separate Accounts: Separate account assets and liabilities reported in the
-----------------
accompanying statements of financial position represent funds that are separately administered, principally for variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at market value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

Fair Values of Financial Instruments: Statement of Financial Accounting
------------------------------------
Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 11.

The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

     The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

     Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

     The fair values for common and preferred stocks, other than its subsidiary investments, which are carried at equity values, are based on quoted market prices.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

  The fair value of interest rate swaps and currency rate swaps is estimated using a discounted cash flow method adjusted for the difference between the rate of the existing swap and the current swap market rate. Discounted cash flows in foreign currencies are converted to U.S. dollar using current exchange rates.

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amount in the statement of financial position for policy loans approximates their fair value.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1997. The fair value for commitments to purchase real estate approximates the amount of the initial commitment.

Capital Gains and Losses: Realized capital gains and losses are determined using
------------------------
the specific identification basis. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net gain or loss. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to the unassigned deficit.

Policy Reserves: Life reserves are developed by actuarial methods and determined
---------------
based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for variable life insurance policies are maintained principally on the modified preliminary term method using the 1958 and 1980 Commissioner's Standard Ordinary
(CSO) mortality tables, with an assumed interest rate of 4% for policies issued prior to May 1, 1983 and 4 1/2% for policies issued on or thereafter. Reserves for single premium policies are determined by the net single premium method using the 1958 CSO mortality table, with an assumed interest rate of 4%. Reserves for universal life policies issued prior to 1985 are equal to the gross account value which at all times exceeds minimum statutory requirements. Reserves for universal life policies issued from 1985 through 1988 are maintained at the greater of the Commissioner's Reserve Valuation Method (CRVM) using the 1958 CSO mortality table, with 4 1/2% interest or the cash surrender value. Reserves for universal life policies issued after 1988 and for flexible variable policies are maintained using the greater of the cash surrender value or the CRVM method with the 1980 CSO mortality table and 5 1/2% interest for policies issued from 1988 through 1992; 5% interest for policies issued in 1993 and 1994; and 4 1/2% interest for policies issued in 1995 through 1997.

Federal Income Taxes: Federal income taxes are reported in the financial
--------------------
statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company are consolidated with John Hancock in filing a consolidated federal income tax return for the affiliated group. The federal income taxes of the Company are allocated on a separate return basis with certain adjustments. The Company made payments of $29.6 million in 1997, $33.5 million in 1996 and $32.2 million in 1995.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

Income before taxes differs from taxable income principally due to tax-exempt investment income, the limitation placed on the tax deductibility of policyholder dividends, accelerated depreciation, differences in policy reserves for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

Adjustments to Policy Reserves: From time to time, the Company finds it
------------------------------
appropriate to modify certain required policy reserves because of changes in actuarial assumptions or increased benefits. Reserve modifications resulting from such determinations are recorded directly to the unassigned deficit. During 1997, the Company refined certain actuarial assumptions inherent in the calculation of reserves related to AIDS claims under individual life policies, resulting in a $6.4 million increase in the unassigned deficit at December 31, 1997. During 1996 and 1995, there were no refinements in actuarial assumptions inherent in the calculation of policy reserves.

Reinsurance: Premiums, commissions, expense reimbursements, benefits and
-----------
reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Reclassifications: Certain 1995 amounts have been reclassified to permit
------------------
comparison with the corresponding 1996 and 1997 amounts.


NOTE 2--ACQUISITION

On June 23, 1993, the Company acquired all of the outstanding shares of stock of Colonial Penn Annuity and Life Insurance Company (CPAL) from Colonial Penn Life Insurance Company, for an aggregate purchase price of approximately $42.5 million. At the date of acquisition, assets of CPAL were approximately $648.5 million, consisting principally of cash and temporary cash investments and liabilities were approximately $635.2 million, consisting principally of reserves related to a block of interest sensitive single-premium whole life insurance business assumed by CPAL from Charter National Life Insurance Company (Charter). The purchase price includes contingent payments of up to approximately $7.3 million payable between 1994 and 1998 based on the actual lapse experience of the business in force on June 23, 1993. The Company made contingent payments to CPAL of $1.5 million during each of 1997, 1996, and 1995. Unamortized goodwill of $13.1 at December 31, 1997 is being amortized over ten years on a straight-line basis.

On June 24, 1993, the Company contributed $24.6 million in additional capital to CPAL. CPAL was renamed John Hancock Life Insurance Company of America (JHLICOA) on July 7, 1993. JHLICOA manages the business assumed from Charter and does not currently issue new business.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 3--NET INVESTMENT INCOME

Investment income has been reduced by the following amounts:

                                                           1997              1996              1995
                                                           ----              ----              ----
                                                                         (In millions)
Investment expenses                                        $5.0              $7.0              $5.1
Interest expense                                            0.7               0.0               0.0
Depreciation expense                                        1.1               0.9               1.0
Investment taxes                                            0.4               0.5               0.5
                                                      ----------------------------------------------------
                                                           $7.2              $8.4              $6.6
                                                      ====================================================

NOTE 4--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS

Net realized capital gains (losses) consist of the following items:

                                                            1997             1996              1995
                                                            ----             ----              ----
                                                                         (In millions)
Net gains (losses) from asset sales                        $ 0.8            $(0.2)            $ 4.0
Capital gains (tax) credit                                  (0.7)            (1.0)             (2.5)
Net amounts transferred to IMR                              (3.1)            (0.3)             (1.0)
                                                      ----------------------------------------------------
                                                           $(3.0)           $(1.5)            $ 0.5
                                                      ====================================================

Net unrealized capital gains (losses) and other adjustments consist of the following items:

                                                            1997              1996              1995
                                                            ----              ----              ----
                                                                         (In millions)
Net gains (losses) from changes in security
  values and book value adjustments                        $ 7.0            $ 3.7             $(0.2)
Increase in asset valuation reserve                         (2.0)            (1.2)             (2.8)
                                                      ----------------------------------------------------
              Net Unrealized Capital Gains
         (Losses) and Other Adjustments                    $ 5.0            $ 2.5             $(3.0)
                                                      ====================================================

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 5--TRANSACTIONS WITH PARENT

The Company's Parent provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. The Parent annually determines a fee for these services and facilities based on a number of criteria which were revised in 1997, 1996, and 1995 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $123.6 million, $111.7 million, and $97.9 million in 1997, 1996, and 1995, respectively, which has been included in insurance and investment expenses. The Parent has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's stockholder's equity from declining below $1.0 million.

The service fee charged to the Company by the Parent includes $0.9 million, $1.6 million, and $1.8 million for the years ended December 31, 1997, 1996, and 1995 respectively, representing the portion of the provision for retiree benefit plans determined under the accrual method, including a provision for the 1993 transition liability which is being amortized over twenty years, that was allocated to the Company.

The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 1997 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $22.0 million, $24.5 million and $32.7 million of cash for tax, commission, and expense allowances to the Company, which increased the Company's net gain from operations by $10.1 million, $15.7 million, and $20.3 million in 1997, 1996, and 1995, respectively.

The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1995 through 1997 issues of retail annuity contracts (Independence Preferred and Declaration). In connection with this agreement, John Hancock made a net cash payment of $1.1 million and received a net cash payment of $35.0 million for surrender benefits, tax, reserve increase, commission, expense allowances and premium to the Company, which increased the Company's net gain from operations by $9.8 million and $15.1 million in 1997 and 1996, respectively.

Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 110% of expected mortality claims in 1997 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock transferred $2.4 million of cash for mortality claims to the Company, which increased the Company's net gain from operations by $1.3 million.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 6--INVESTMENTS

The statement value and fair value of bonds are shown below:

                                                                 Gross             Gross
                                              Statement        Unrealized        Unrealized          Fair
                                                Value            Gains             Losses            Value
                                         ----------------------------------------------------------------------
                                                                      (In millions)

Year ended December 31, 1997

U.S. Treasury securities and obligations
   of U.S. government corporations and
   agencies                                $   254.5           $  0.2              $0.1         $   254.6

Obligations of states and political
   subdivisions                                 12.1              1.0               0.0              13.1

Debt securities issued by foreign
   governments                                   0.2              0.0               0.0               0.2

Corporate securities                           712.7             43.9               2.7             753.9

Mortgage-backed securities                     113.2              3.5               0.0             116.7
                                         ----------------------------------------------------------------------

Total bonds                                 $1,092.7            $48.6              $2.8          $1,138.5
                                         ======================================================================

                                                                 Gross             Gross
                                              Statement        Unrealized        Unrealized          Fair
                                                Value            Gains             Losses            Value
                                         ----------------------------------------------------------------------
                                                                      (In millions)
Year ended December 31, 1996

U.S. Treasury securities and obligations
   of U.S. government corporations and
   agencies                                  $  44.4            $ 0.2              $0.2           $  44.4

Obligations of states and political
   subdivisions                                 12.6              0.4               0.0              13.0

Debt securities issued by foreign
   governments                                   0.8              0.1               0.0               0.9

Corporate securities                           623.2             29.8               3.4             649.6

Mortgage-backed securities                      72.5             10.2               0.1              82.6
                                         ----------------------------------------------------------------------

Total bonds                                   $753.5            $40.7              $3.7            $790.5
                                         ======================================================================

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 6--INVESTMENTS--CONTINUED

The statement value and fair value of bonds at December 31. 1997 by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                                                                              December 31, 1997
                                                                          Statement            Fair
                                                                            Value             Value
                                                                       -------------------------------
                                                                                 (In millions)
Due In one year or less                                                 $    89.1         $    90.7
Due after one year through five years                                       466.8             477.0
Due after five years through ten years                                      284.2             299.2
Due after ten years                                                         139.4             154.9
                                                                       -------------------------------
                                                                            979.5           1,021.8
Mortgage-backed securities                                                  113.2             116.7
                                                                       -------------------------------
                                                                        $ 1,092.7         $ 1,138.5
                                                                       ===============================

Gross gains of $1.1 million in 1997, $1.3 million in 1996, and $0.2 million in 1995 and gross losses of $4.5 million in 1997, $2.1 million in 1996, and $0.1 million in 1995 were realized on these transactions.

At December 31, 1997, bonds with an admitted asset value of $3.6 million were on deposit with state insurance departments to satisfy regulatory requirements.

The cost of common stocks was $0.0 million at December 31, 1997 and December 31, 1996, respectively. Gross unrealized appreciation on common stocks totaled $2.3 million and gross unrealized depreciation totaled $0.0 million at December 31, 1997. The fair value of preferred stock totaled $17.2 million at December 31, 1997, and $9.6 million at December 31, 1996.

Bonds with amortized cost of $2.0 million were nonincome producing for the year ended December 31, 1997. The corresponding amount for the twelve months ended December 31, 1996 was $11.3 million.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 6--INVESTMENTS--CONTINUED

At December 31, 1997, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.


                                       Statement                 Geographic                 Statement
           Property Type                 Value                 Concentration                  Value
----------------------------------------------------------------------------------------------------------
                                     (In millions)                                        (In millions)
Apartments                               $104.1               East North Central              $ 32.7
Hotels                                      3.8               Middle Atlantic                   11.3
Industrial                                 51.3               Mountain                          17.9
Office buildings                           32.2               New England                       35.8
Retail                                     33.2               Pacific                           64.2
Agricultural                               38.8               South Atlantic                    67.9
Other                                      10.5               West North Central                 2.5
                                                              West South Central                41.6
                                    -----------------                                   ------------------

                                         $273.9                                               $273.9
                                    =================                                   ==================

At December 31, 1997, the fair values of the commercial and agricultural mortgage loans portfolios were $243.8 million and $42.0 million, respectively. The corresponding amounts as of December 31, 1996 were approximately $189.0 million and $30.4 million, respectively. The corresponding amounts as of December 31, 1995 were approximately $132.1 million and $22.2 million, respectively

The maximum and minimum lending rates for mortgage loans during 1997 were 10.49% and 8.14% for agricultural loans and 8.53% and 7.42% for other properties. Generally, the maximum percentage of any loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provision of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.


NOTE 7--REINSURANCE

The Company cedes business to reinsurers to share risks under variable life, universal life and flexible variable life insurance policies for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers during the year ended December 31, 1997 were $427.4 million, $18.3 million, and $10.1 million, respectively. The corresponding amounts in 1996 were $384.3 million, $9.9 million, and $12.1 million, respectively. The corresponding amounts in 1995 were $72.4 million, $8.7 million, and $12.1 million, respectively.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 7--REINSURANCE--CONTINUED

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1997 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.


NOTE 8--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include swaps, caps, and future contracts.

The Company enters into interest rate swap contracts for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to match those of related insurance liabilities. Maturities of current agreements range through 2011. These swaps involve, to varying degrees, interest rate risk in excess of amounts recognized in the statement of financial position.

The Company enters into interest rate cap contracts to manage exposure on underlying security values due to a rise in interest rates. Maturities of current agreements range through 2007.

The Company also uses financial futures contracts to hedge public bonds intended for future sale in order to lock in the market value at the date of contract. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not in the future cash requirements, as the Company intends to close the open positions prior to settlement. Net deferred losses on financial contracts were $2.8 million and $0.0 million at December 31, 1997 and 1996, respectively.

The Company enters into currency rate swap agreements to manage exposure to foreign exchange rate fluctuations. Maturities of current agreements range through 2009. Should the counterparty fail to meet the terms of the contract, the Company's market risk is limited to the currency rate differential.

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 8--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--CONTINUED

The contract or notional amount of the foregoing financial instruments, which indicates the Company's involvement and in certain instances, maximum credit risk related to those instruments, is as follows:

                                                                                  December 31
                                                                             1997              1996
                                                                       -----------------------------------
                                                                                 (In millions)
Futures contracts to sell securities                                       $  40.8           $  73.0
                                                                       ===================================

Notional amount of interest rate swaps, currency rate swaps, and interest rate caps to:

        Receive variable rates                                              $323.7           $ 215.9
                                                                       ===================================

        Receive fixed rates                                                $  25.0           $  26.6
                                                                       ===================================


The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. The Company continually monitors its positions and the credit ratings of the counterparties to these financial instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that any such losses would not be material.

Based on the market rates in effect at December 31, 1997, the Company's interest rate swaps, currency rate swaps and interest rate caps represented (assets) liabilities to the Company with fair values of $7.8 million, $2.1 million and $(1.4) million, respectively. The corresponding amounts as of December 31, 1996 were $2.3 million, $(8.2) million and $(2.0) million, respectively. The fair values of swap agreements are not recognized in the financial statements.


NOTE 9--POLICY RESERVES, POLICYHOLDERS' RESERVES AND BENEFICIARIES' FUNDS
           AND OBLIGATIONS RELATED TO SEPARATE ACCOUNTS

The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal, with and without adjustment, are summarized as follows:

                                                                   December 31, 1997         Percent
                                                                ------------------------------------------
                                                                     (In millions)
Subject to discretionary withdrawal (with adjustment)
   With market value adjustment                                      $       0.4                0.0%
   At book value less surrender charge                                     970.3               88.7
                                                                ------------------------------------------
    Total with adjustment                                                  970.7               88.7
Subject to discretionary withdrawal
   at book value (without adjustment)                                      118.9               10.9
Not subject to discretionary withdrawal - general
   account                                                                   4.1                0.4
                                                                ------------------------------------------

Total annuity reserves and deposit liabilities                          $1,093.7              100.0%
                                                                ==========================================

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


NOTE 10--COMMITMENTS AND CONTINGENCIES

The Company has extended commitments to purchase long-term bonds and issue real estate mortgages totalling $168.6 million and $28.3 million respectively, at December 31, 1997. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair values of the commitments described above were $194.5 million at December 31, 1997. The majority of these commitments expire in 1998.

In the normal course of its business operations, the Company is involved in litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1997. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position of the Company.


NOTE 11--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                           Year Ended December 31
                                                                    1997                            1996
                                                          Carrying          Fair           Carrying         Fair
                                                           Amount          Value            Amount         Value
                                                                              (In millions)
Assets
   Bonds--Note 6                                           $1,092.7       $1,138.5          $753.5         $790.5
   Preferred stocks--Note 6                                    17.2           17.2             9.6            9.6
   Common stocks--Note 6                                        2.3            2.3             1.4            1.4
   Mortgage loans on real estate--Note 6                      273.9          285.8           212.1          219.4
   Policy loans--Note 1                                       106.8          106.8            80.8           80.8
   Cash and cash equivalents--Note 1                          143.2          143.2            31.9           31.9

Derivatives liabilities relating to:--Note 8
   Interest rate swaps                                          -              7.8             -              2.3
   Currency rate swaps                                          -              2.1             -             (8.2)
   Interest rate caps                                           -             (1.4)            -             (2.0)

Liabilities
   Commitments--Note 10                                         -            194.5             -             76.2


The carrying amounts in the table are included in the statutory-basis statements of financial position. The method and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of issuance and distribution of the Contracts are as follows:

                                                                      AMOUNT*
                                                                     ----------
   Securities and Exchange Commission Registration Fee.............. $86,206.90
   Printing Expenses................................................ $
   Accounting Fees.................................................. $
   Legal Fees and Miscellaneous Expenses............................ $
                                                                     ----------
     Total expenses................................................. $86,206.90
                                                                     ==========

--------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to Section X of JHVLICO's By-Laws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his or her heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he or she may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO. No indemnification shall be paid if a director or officer is finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of JHVLICO. JHVLICO may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an undertaking by the person indemnified to repay such amounts if he or she should be determined not to be entitled to indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Not Applicable

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  1(a). Form of Distribution and Selling Agreement Among John Hancock Mutual
        Life Insurance Company, John Hancock Variable Life Insurance Company, and Registered Broker-Dealers, incorporated by reference from Amendment No. 1 to Form S-1 Registration Statement filed on July 3, 1996.
  1(b). Distribution Agreement by and between John Hancock Mutual Life
        Insurance Company and John Hancock Variable Life Insurance Company, dated August 26, 1993, incorporated by reference from Pre-Effective Amendment No. 1 to initial Form S-6 Registration statement for John Hancock Variable Life Account S (File No. 33-64366) filed October 29, 1993.
  1(c). Amendment dated August 1, 1994, to Distribution Agreement by and between John Hancock Mutual Life Insurance Company and John Hancock Variable Life Insurance Company, dated August 26, 1993, incorporated by reference from Form N-4 Registration Statement for John Hancock Variable Annuity Account I (File No. 33-82648), filed August 10, 1994.
  3(a). Articles of Incorporation for John Hancock Variable Life Insurance
        Company, included in the initial filing of this Registration Statement on September 22, 1995.
  3(b). By-Laws of John Hancock Variable Life Insurance Company, included in the initial filing of this Registration Statement on September 22, 1995.
  4(a). Form of Group Annuity Contract, included in the initial filing of this Registration Statement on September 25, 1995.

  4(b). Form of Group Annuity Contract Certificate, included in the initial filing of this Registration Statement on September 25, 1995.
  4(c). Form of Group Annuity Contract Application, incorporated by reference from Pre-Effective Amendment No. 1 of the Registration Statement filed on July 3, 1996.
  5. Opinion re: legality, included in the initial filing of this Registration Statement on September 25, 1995.
 23(a). Consent of independent auditors.
 23(b). Consent of counsel. (Included as part of Exhibit 5.)

 24. Powers of Attorney, of all Directors except Ronald J. Bocage, included in the initial filing of this Registration Statement on September 25, 1995. Power of Attorney of Ronald J. Bocage, incorporated by reference from Post-Effective Amendment No. 1 of this Registration Statement filed March 29, 1997.

 27.    Financial Data Schedule.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      i. To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion or its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 27th day of March, 1998.

                                          John Hancock Variable Life Insurance
                                           Company


                                          By         /s/ Ronald J. Bocage
                                             ----------------------------------
                                              RONALD J. BOCAGE VICE PRESIDENT &
                                                          COUNSEL

  Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                                                        DATE
              ---------                                                        ----
By      /s/ Patrick F. Smith           Controller (Principal
   ----------------------------------   Financial Officer and             March 27, 1998
          PATRICK F. SMITH              Principal Accounting
                                        Officer)

By        /s/ Ronald J. Bocage         Vice President &
   ----------------------------------   Counsel (Acting                   March 27, 1998
            RONALD J. BOCAGE            Principal Executive
                                        Officer)

For himself and as Attorney in Fact for:
   David F. D'Alessandro               Chairman
   Henry D. Shaw                       Vice Chairman and President
   Robert S. Paster                    Director & Actuary
   Michele G. Van Leer                 Director
   Joseph A. Tomlinson                 Director
   Robert R. Reitano                   Director
   Barbara L. Luddy                    Director

                                     II-3